SHILOH INDUSTRIES, INC.

SHILOH™

Customer Loyalty



Product Leadership



Operational Excellence



2007 Annual Report

Shiloh Industries, Inc.

COMPANY PROFILE

Shiloh Industries, Inc. operates 10 strategically located manufacturing facilities in Ohio, Michigan, Georgia, Tennessee and Mexico and two technical centers in Michigan and Ohio. Placement of each facility has enabled Shiloh to offer logistical efficiencies to its customers with just-in-time capabilities.


Operating Incom
(in $ millions)
$24.1
$15.9
2007
2006
2005
2004

QUALITY POLICY

Quality is defined by our customers.

We are committed to provide our customers with products and services that meet or exceed expectations for quality, cost and delivery.

We accomplish this through effective leadership, capable technologies, and committed process ownership to continuous excellence, by everyone throughout our organization.


Basic Earnings per Sl
$0.58
$0.44
2007
2006
2005
2004

BUSINESS CONCEPT

Shiloh Industries utilizes superior engineering and production capabilities to integrate its world-class expertise in tooling design and simulation, precision blanking, laser welding, forming and assembly to provide solutions used in high volume complex applications.


Cash Flow From Operat
(in $ millions)
$62.0
$34.5
$18.0
2007
2006
2005
2004

We do this in partnership with leading global automotive and industrial users of metal products where we can improve product performance and maximize customer value.

We apply effective leadership, advanced technologies and process ownership to meet and exceed the customers specifications for quality, cost, delivery and service.


Total Debt
(in $ millions)
$76.0
2007
2006
2005
2004

Financial Performance

(In millions, except per share data)	For the years ended October 31,			
Operations Data	**2007**	**2006**	**2005**	**2004**
Revenues	$ 590.4	$ 620.4	$ 634.6	$ 638.5
Cost of sales	533.2	562.1	554.7	562.1
Gross profit	57.2	58.3	79.8	76.4
Selling, general and administrative expenses	32.8	37.7	35.6	36.8
Operating income	24.1	15.9	42.7	39.7
Interest expense	7.5	6.1	8.0	8.8
Net income	$ 9.6	$ 7.1	$ 26.8	$ 18.8
Earnings per share:				
Basic	$ 0.58	$ 0.44	$ 1.69	$ 1.18
Diluted	$ 0.58	$ 0.43	$ 1.64	$ 1.15
Balance Sheet Data				
Total assets	$ 341.1	$ 383.0	$ 394.8	$ 399.2
Total debt	76.0	84.9	103.3	.116.7
Total equity	135.3	162.0	150.3	129.6
Cash Flow Data				
Cash flow from operations	$ 62.0	$ 34.5	$ 18.0	$ 82.5
Financial Ratios				
Return on Equity	6.5%	4.5%	19.2%	15.6%
Net Debt to Capitalization	35.9%	34.3%	40.6%	46.6%
Return on Invested Capital	3.5%	2.4%	9.0%	6.4%

[1]Retrun on Equity is defined by the Company as net income divided by average stockholders' equity.

[2]Net Debt to Capitalization is defined by the Company as total debt, less cash divided by the sum of net debt and stockholders' equity.

[3]Return on Invested Capital is defined by the Company as net income divided by average invested capital, which includes accounts receivable, inventory, net property, plant and equipment, less accounts payable.

Letter to Stockholders

2007 A Year of Improved Performance:

Considering the realities we faced in the North American automotive industry, the 2007 fiscal year can be characterized as a year of lower production volumes and improved operating and financial performance. In addition, several unfavorable factors affected both our overall economy and the automotive industry.

The slowing economy, a weak housing market, the "subprime crisis" and the resulting credit crunch were factors that had a negative impact on consumer confidence and spending patterns. In addition, industry-specific factors such as continued market share loss by the domestic automakers, key customers of our Company, the higher gasoline prices and their impact on consumer choices for specific vehicles, as well as the new emission standards requirements for heavy-duty truck engines that went into effect in early 2007, had an adverse impact on overall vehicle build volumes for the year.

In spite of all these unfavorable conditions, however, we were able to maintain our focus on the fundamentals and continue executing our strategies, including our expanded new business development strategy, as planned.

To put 2007 in perspective, the combined light, medium and heavy-duty vehicle production levels from our key domestic manufacturers were the lowest in over 10 years. These unfavorable conditions were to some extent offset by the launch and acceleration of important new programs for Nissan, Toyota, Honda, General Motors, Chrysler, Cummins Inc. and several Tier 1 customers, as well as improved manufacturing efficiencies throughout the Company. Specifically, we were able to continue focusing sharply on manufacturing cost reductions through quality and productivity improvements, offsetting customer givebacks through innovative Value Engineering and Six Sigma applications and efficient new program launches. In addition, our actions of rationalizing excess capacity, reducing our working capital needs and improving our capital investment efficiency helped us to improve margins, generate sufficient cash flow and reduce our total debt.

2007 Results:

Sales for fiscal year 2007 were $590 million, a decrease of $30.0 million, or 4.8%, om sales of $620.4 million for fiscal year 2006. reduction in sales in fiscal year 2007 was consistent with the reduced automotive prod on volumes of our major customers. For fiscal 2 7, North American car and light truck productio declined by 5.9% for the traditional domestic manufacturers. Sales also declined as a resul the conclusion of the two automotive progran at the Company's Cleveland Stamping facility a reduced volumes for heavy truck and lawn an garden markets. Net income for fiscal year 2 was $9.6 million, or $0.58 per share, basic an diluted, compared to fiscal year 2006 net inc that after special charges was $7.1 million, or $0.44 per share, basic, and $0.43 per share, di ed. For fiscal 2007, operating income improved t $24.1 million compared to $15.9 million in fi 1 2006, which included the special items, and $ .4 million excluding the special items. Operatin income for fiscal 2007 increased as a result o reduced manufacturing expenses, the absence the special items, offset by the decreased sale volume, increased material content and lower recovery of engineered scrap material due to market conditions.

The Company's borrowings under th Amended and Restated Credit Agreement we reduced to $73.6 million, and combined with ier borrowings of $2.4 million, total debt at Octo 31, 2007 was $76.0 million. This level of del /as the lowest in 11 years. The Company investe $9.3 million in new capital for advanced prod and process applications. On December 14, 2 6, the Board of Directors declared a special divi id of $2.50 per share to our shareholders in recognition of the Company's improved finan l ratios over the last five years, which was paya on January 19, 2007 to shareholders of record of January 5, 2007. The Company repaid funds borrowed to pay this dividend and further red d debt by an additional $8.9 million.

2007 Highlights:

Some of the 2007 operational and financi developments that demonstrate our consistent focus to operational excellence, product and process leadership, customer loyalty and ultin ely stockholder value were the following:

Letter to Stockholders

- Successful new program launches on tooling, components and modular assemblies in both laser welding and engineered products for some of the most successful platforms in North America, such as:

  - Nissan Altima
  - Honda Accord and Acura
  - Toyota Camry and Sienna
  - Buick Enclave
  - GMC Acadia
  - Cadillac CTS
  - Chrysler Minivan
  - Jeep Liberty
  - Saturn Vue
  - Cummins Diesel Engines
  - E-Z-GO Golf Carts

  And several Tier 1 customer programs.

- Successful new business development efforts with Japanese automakers and Tier 1 suppliers.

- Successful rationalization of capacity that is resulting in cost reduction, improvement in our longer-term competitive ability and strategic transfer of key assets to locations that will fuel our future growth.

- Successful labor - management relations, demonstrated by cooperative extensions of current agreements under conditions that ensure predictability, customer satisfaction and improved longer-term competitive ability.

- Successful customer relations with our current and new customers in the automotive and non-automotive markets. For the second year in a row our Company was honored by General Motors with the "Global Supplier of the Year" award for world class quality, cost and service.

- Improvement of our financial structure by generating sufficient cash flow during the year that allowed us to meet our capital investment needs and reduce our total debt to its lowest level since 1996.

Moving Forward:

2008 is upon us already and based on our experience so far as well as the forecasts of some industry experts, it is fair to expect that the overall economic and business environment in the North American automotive industry is going to be a difficult one.

In times like this our job is to ensure that our strategic priorities are consistently communicated and executed, and they are founded on the fundamental premise that we will continue generating and delivering competitive advantage to our customers which will result in profitable growth.

From the business strategy point of view, the size of the Company, its geographic footprint and a broader customer diversification base are the three key strategic priorities. We are continuously reviewing and evaluating potential opportunities for focused, prudent strategic alliances or partnerships that would enhance our size, geographic footprint and customer diversification while creating value for our stockholders.

From the operations strategy point of view, our focus on operational excellence, product and process leadership and customer loyalty are the key strategic priorities. We are committed to continuously improving each and every one of the qualitative and quantitative factors that define operational excellence in our Company. Our innovative culture and talented associates have delivered product and process applications that are being recognized by our customers and distinguish our Company from the competition. 2008 will be another year of internally developed innovative products and processes.

In closing, I would like to take this opportunity to express my thanks and appreciation to our Board of Directors for their guidance and support throughout the year, to all our associates for their hard work, dedication and talents, and to you our stockholders, the owners of our Company, for your continued support.

T. K. Zampetis

Theodore K. Zampetis
President & CEO

Operating Performance

Operational Metrics	For the years ended October 31, 2007	2006	2005	2004
Inventory turnover[1]	13.9	15.1	16.6	14.9
Waste cost as a percent of revenue[2]	2.7%	2.4%	2.3%	2.5%
Productivity index[3]	2.08	2.05	2.21	2.09
Asset turnover[4]	1.63	1.60	1.60	1.62
Capital expenditures (in millions)	$ 9.3	$ 19.4	$ 22.4	$ 13.9

[1]Inventory turnover is defined by the Company as cost of sales over average total inventory.

[2]Total waste cost is defined by the Company as cost related to scrap, rework, customer chargebacks, premium freight [illegible] overtime and is included as a component of cost of sales.

[3]Productivity index is defined by the Company as revenue less the cost of material over total payroll cost. Total payroll cost includes both wages and benefits. The Company uses this metric to determine the productivity of the human factor.

[4]Asset turnover is defined by the Company as revenue over average total net assets.


Inventory Turnover
13.9
2007 2006 2005 2004


Waste Cost as a Percent of Revenue
2.7%
2007 2006 2005 2004


2.08
2007 2006 2005


Asset Turnover
1.63
1.60
2007 2006 2005 2004


Capital Expenditures
(in $ millions)
2007 2006 2005 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2007 | **Commission file no. 0-21964**

Shiloh Industries, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**51-0347683**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 202, 103 Foulk Road, Wilmington, Delaware 19803
(Address of principal executive offices—zip code)

(302) 656-1950
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, Par Value $0.01 Per Share

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in the Exchange Act Rule 12b-2). Yes ☐ No ☒

Aggregate market value of Common Stock held by non-affiliates of the registrant as of April 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter, at a closing price of $10.38 per share as reported by the Nasdaq Global Market, was approximately $52,622,573. Shares of Common Stock beneficially held by each executive officer and director and their respective spouses have been excluded since such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock outstanding as of December 14, 2007 was 16,354,699.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the following document are incorporated by reference into Part III of this Annual Report on Form 10-K: the Proxy Statement for the registrant's 2007 Annual Meeting of Stockholders (the "Proxy Statement").

INDEX TO ANNUAL REPORT ON FORM 10-K

Table Of Contents

SHILOH INDUSTRIES, INC.

PART I

Item 1. Business

General

Shiloh Industries, Inc. is a Delaware corporation organized in 1993. Unless otherwise indicated, all references to the "Company" or "Shiloh" refer to Shiloh Industries, Inc. and its consolidated subsidiaries. The Company's principal executive offices are located at Suite 202, 103 Foulk Road, Wilmington, Delaware 19803 and its telephone number is (302) 656-1950. The Company's website is located at http://www.shiloh.com. On its website, you can obtain a copy of the annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material electronically with, or furnish it to, the Securities and Exchange Commission. A copy of these filings is available to all interested parties upon written request to Stephen E. Graham, at the Company's corporate offices.

The Company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document the Company files with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, N.W., Washington D.C. 20549. You may obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

Shiloh is a full service manufacturer of first operation blanks, engineered welded blanks, complex stampings and modular assemblies for the automotive, heavy truck and other industrial markets. In addition, Shiloh is a designer and engineer of precision tools and dies and welding and assembly equipment for use in its blanking, welded blank and stamping operations and for sale to original equipment manufacturers ("OEMs"), Tier I automotive suppliers and other industrial customers. The Company's blanks, which are engineered two dimensional shapes cut from flat-rolled steel, are principally sold to automotive and truck OEMs and are used for exterior steel components, such as fenders, hoods and doors. These blanks include first operation exposed and unexposed blanks and more advanced engineered welded blanks. Engineered welded blanks generally consist of two or more sheets of steel of the same or different material grade, thickness or coating that are welded together utilizing both mash seam resistance and laser welding.

The Company's complex stampins and modular assemblies include components used in the structural and powertrain systems of a vehicle. Structural systems include body-in-white applications and structural underbody modules. Powertrain systems consist of deep draw components, such as oil pans and transmission pans. Additionally, the Company provides a variety of intermediate steel processing services, such as oiling, leveling, cutting-to-length, slitting, edge trimming of hot and cold-rolled steel coils and inventory control services for automotive and steel industry customers. The Company has fifteen wholly owned subsidiaries at locations in Ohio, Michigan, Georgia, Tennessee and Mexico.

The Company conducts its business and reports its information as one operating segment.

History

The Company's origins date back to 1950 when its predecessor, Shiloh Tool & Die Mfg. Company, began to design and manufacture precision tools and dies. As an outgrowth of its precision tool and die expertise, Shiloh Tool & Die Mfg. Company expanded into blanking and stamping operations in the early 1960s. In April 1993, Shiloh Industries, Inc. was organized as a Delaware corporation to serve as a holding company for its operating subsidiaries and, in July 1993, completed an initial public offering of its common stock, par value $0.01 per share ("Common Stock").

In November 1999, the Company acquired the automotive division of MTD Products Inc ATD Automotive"). MTD Holdings Inc (the parent of MTD Products Inc) is a significant stockholder of the Co any.

Products and Manufacturing Processes

Revenues derived from the Company's products were as follows:

	Years Ended October :		
	2007	2006	05
	(dollars in thousands)		
Complex stampings and modular assemblies	$209,202	$222,947	$: ,011
Engineered welded blanks	238,938	229,450	: ,642
Blanking	90,202	111,134	: ,574
Tools, dies, steel processing, scrap, and other	52,072	56,844	,352
Total	$590,414	$620,375	$(,579

The Company's complex stamping operations produce engineered stampings and modular asse lies. Stamping is a process in which steel is passed through dies in a stamping press in order to form the st into three-dimensional parts. The Company produces complex stamped parts using precision single age, progressive, deep draw and transfer dies, which the Company either designs and manufactures or sourc rom third parties. Some stamping operations also provide value-added processes such as welding, asseml and painting capabilities. The Company's complex stampings and assemblies are principally used as compon s for body-in-white, powertrain, seat frames and other structural body components for automobiles.

The Company produces engineered welded blanks utilizing both the mash seam resistance and las veld processes. The engineered welded blanks that are produced generally consist of two or more sheets of stee f the same or different material grade, thickness or coating welded together into a single flat panel. The p nary distinctions between mash seam resistance and laser welding are weld bead appearance and cost.

The Company produces steel blanks in its blanking operations. Blanking is a process in which fla lled steel is cut into precise two-dimensional shapes by passing steel through a press, employing a blanki die. These blanks, which are used principally by manufacturers in the automobile, heavy truck, and lawn and den industries, are used by the Company's automotive and heavy truck customers for automobile exteri and structural components, including fenders, hoods, doors and side panels, and heavy truck wheel rims an rake components and by the Company's lawn and garden customers for lawn mower decks.

The Company also designs, engineers and produces precision tools and dies, and weld and sec lary assembly equipment. To support the manufacturing process, the Company supplies or sources from third ties the tools and dies used in the blanking and stamping operations and the welding and secondary as ıbly equipment used to manufacture modular systems. Advanced technology is maintained to create produ and processes that fulfill customers' advanced product requirements. The Company has computerized most the design and engineering portions of the tool and die production process to reduce production time and cost.

To a lesser extent, the Company provides the service of steel processing and processes flat-rolle teel principally for primary steel producers and manufacturers that require processed steel for end-p luct manufacturing purposes. The Company also processes flat-rolled steel for internal blanking and st ing operations. The Company either purchases hot-rolled, cold-rolled or coated steel from primary steel prc cers located throughout the Midwest or receives the steel on a toll-processing basis and does not acquire owner p of it. Cold-rolled and hot-rolled steel often go through additional processing operations to meet the requirem s of end-product manufacturers. The Company's additional processing operations include slitting, cutting-to- gth, edge trimming, roller leveling and quality inspecting of flat-rolled steel.

Slitting is the cutting of coiled steel to precise widths. Cutting-to-length produces steel cut to specified lengths ranging from 12 inches to 168 inches. Edge trimming removes a specified portion of the outside edges of the coiled steel to produce a uniform width. Roller leveling flattens the steel by applying pressure across the width of the steel to make the steel suitable for blanking and stamping. To achieve high quality and productivity and to be responsive to customers' just-in-time supply requirements, most of the Company's steel processing operations are computerized and have combined several complementary processing lines, such as slitting and cutting-to-length at single facilities. In addition to cleaning, leveling and cutting steel, the Company inspects steel to detect mill production flaws and utilizes computers to provide both visual displays and documented records of the thickness maintained throughout the entire coil of steel. The Company also performs inventory control services for some customers.

International Operation

The Company's international operation, which is located in Mexico, is subject to various risks that are more likely to affect this operation than the Company's domestic operations. These include, among other things, exchange controls and currency restrictions, currency fluctuations, changes in local economic conditions, unsettled political conditions and foreign government-sponsored boycotts of the Company's products or services for noncommercial reasons. The identifiable assets associated with the Company's international operation are located where the Company believes the risks to be minimal.

Customers

The Company produces blanked and stamped parts and processed flat-rolled steel for a variety of industrial customers. The Company supplies steel blanks, stampings and modular assemblies primarily to North American automotive manufacturers and stampings to Tier I automotive suppliers. The Company also supplies blanks and stampings to manufacturers in the lawn and garden and heavy duty truck and trailer industries. Finally, the Company processes flat-rolled steel for a number of primary steel producers.

The Company's largest customer is General Motors Corporation ("General Motors"). The Company has been working with General Motors for more than 20 years and operates a vendor-managed program to supply blanks, which program includes on-site support staff, electronic data interchange, logistics support, a just-in-time delivery system and, over the past five years, supplying engineered welded blanks. As a result of the acquisition of MTD Automotive in November 1999, Ford Motor Company ("Ford") became another significant customer. The Company supplies Ford with blanks, deep draw stampings and modular assemblies. The Company also does business with Chrysler LLC ("Chrysler"), and sales to Chrysler grew to exceed 10% of consolidated revenues in fiscal 2004. The Company supplies Chrysler with engineered welded blanks, blanks, and deep draw stampings.

In fiscal 2007, General Motors accounted for approximately 40.4% of the Company's revenues. No other individual customer accounted for more than 10% of the Company's revenues in fiscal 2007.

Sales and Marketing

The Company operates a sales and technical center in Canton, Michigan, which center is in close proximity to certain of its automotive customers. The sales and marketing organization is structured to efficiently service all of the Company's key customers and directly market the Company's automotive and steel processing products and services. The sales force is organized to enable the Company to target sales and marketing efforts at three distinct types of customers, which include OEM customers, Tier I suppliers and steel consumers and producers.

The Company's engineering staff at the Canton location provides total program management, technical assistance and advanced product development support to customers during the product development stage of new vehicle design.

Operations and Engineering

The Company operates ten manufacturing facilities in the United States and one manufacturing fa ty in Mexico, along with two technical centers in Canton, Michigan and Valley City, Ohio that coordinate a nced product and process development and applications with its customers and its manufacturing faciliti The Company's manufacturing facilities and technical centers are strategically located close to its cus ners' engineering organizations and fabricating-assembly plants. Each facility of the Company is focused on . eting the business strategy of the Company by optimizing its performance in quality, cost and delivery.

Raw Materials

The basic materials required for the Company's operations are hot-rolled, cold-rolled and coated st The Company obtains steel from a number of primary steel producers and steel service centers. The majorit f the steel is purchased through customers' steel buying programs. Under these programs, the Company pu ıases steel at the steel price that its customers negotiated with the steel suppliers. Although the Compan akes ownership of the steel, the customers are responsible for all steel price fluctuations. Most of the steel ov d by the Company is purchased domestically. A portion of the steel processing products and services is prov :d to customers on a toll processing basis. Under these arrangements, the Company charges a specified : for operations performed without acquiring ownership of the steel and being burdened with the attendant ts of ownership and risk of loss. Through centralized purchasing, the Company attempts to purchase raw mat ls at the lowest competitive prices for the quantity purchased. The amount of steel available for processi is a function of the production levels of primary steel producers.

Competition

Competition for sales of steel blanks and stampings is intense, coming from numerous companies, in ding independent domestic and international suppliers, and from internal divisions of General Motors, F and Chrysler, as well as independent domestic and international Tier I and Tier II suppliers, some of whi ıave blanking facilities. Competition for sales of automotive stamping and assemblies is also intense. I nary competitors in North America for the engineered stamping and assemblies business are Narmco Group, M west Stamping and Manufacturing Company, Ogihara America Corporation, Gestamp North America I and Midway Products Group. The significant areas of competition with these companies are price, product lity, delivery and engineering capabilities. Competitors for engineered welded blanks include Noble Intern ınal, Ltd., TWB Co., LLC, Powerlaser Ltd., Procoil Corp. and L&W Engineering. The significant areas of com ition with these companies are product quality, price, delivery, location and engineering capabilities.

Employees

As of November 30, 2007, the Company had approximately 1,770 employees. An aggre : of approximately 270 employees at three of the Company's subsidiaries are covered by three collective bar ning agreements that are due to expire in August 2008, June 2011 and November 2012.

Backlog

A significant portion of the Company's business pertains to automobile platforms for various mode :ars. Orders against these platforms are subject to releases by the customer and are not considered technicall irm. Backlog, therefore, is not a meaningful indicator of future performance.

Seasonality

The Company typically experiences decreased revenue and operating income during its first fiscal qu :r of each year, usually resulting from generally lower overall automobile production during Novemb and December. The Company's revenues and operating income in its third fiscal quarter can also be affected the typically lower automobile production activities in July due to manufacturers' plant shutdowns and new odel changeovers of production lines.

Environmental Matters

The Company is subject to environmental laws and regulations concerning emissions to the air, discharges to waterways and generation, handling, storage, transportation, treatment and disposal of waste and hazardous materials.

The Company is also subject to laws and regulations that can require the remediation of contamination that exists at current or former facilities. In addition, the Company is subject to other federal and state laws and regulations regarding health and safety matters. Each of the Company's production facilities has permits and licenses allowing and regulating air emissions and water discharges. While the Company believes that at the present time its production facilities are in substantial compliance with environmental laws and regulations, these laws and regulations are constantly evolving and it is impossible to predict whether compliance with these laws and regulations may have a material adverse effect on the Company in the future.

MTD Automotive, at its facilities in Parma and Valley City, Ohio, has engaged in industrial manufacturing operations since 1946 and 1968, respectively, during which time various hazardous substances have been handled at each facility. As a consequence of these historic operations, the potential for liability relating to contamination of soil and groundwater may exist at the Parma facility, which the Company leases from MTD Products Inc, and the Valley City facility, which the Company owns. Although the Company could be liable for cleanup costs at these facilities, MTD Products Inc, a subsidiary of MTD Holdings Inc, is contractually obligated to indemnify the Company against any such costs arising as a result of operations prior to the Company's acquisition of the MTD Automotive business.

ISO 14001 is a voluntary international standard issued in September 1996 by the International Organization for Standardization. ISO 14001 identifies the elements of an Environmental Management System ("EMS") necessary for an organization to effectively manage its impact on the environment. The ultimate objective of the standard is to integrate the EMS with overall business management processes and systems so that environmental considerations are a routine part of business decisions. As of October 31, 2003, all of the Company's facilities were ISO 14001 certified. The Company has completed the certification process at each of its ten manufacturing facilities for the latest and highest international quality standard for the automotive industry, ISO/TS 16949:2002. The Company believes this certification will be a market requirement for doing business in the future in the automotive industry.

Segment and Geographic Information

The Company conducts its business and reports its information as one operating segment—Automotive Products. The Chief Executive Officer of the Company has been identified as the chief operating decision maker because he has final authority over performance assessment and resource allocation decisions. In determining that one operating segment is appropriate, the Company considered the nature of the business activities, the existence of managers responsible for the operating activities and information presented to the Board of Directors for its consideration and advice. Furthermore, the Company is a full service manufacturer of first operation blanks, engineered welded blanks, complex stampings and modular assemblies predominately for the automotive and heavy truck markets. Customers and suppliers are substantially the same among operations, and all processes entail the acquisition of steel and the processing of the steel for use in the automotive industry.

Revenues from the Company's foreign subsidiary in Mexico were $10.8 million, $19.3 million and $37.9 million and for fiscal years 2007, 2006 and 2005, respectively. These revenues represent 2% of total revenues for fiscal 2007, 3% of total revenue for fiscal year 2006 and 6% of total revenue for fiscal year 2005. Long-lived assets consist primarily of net property, plant and equipment. Long-lived assets of the Company's foreign subsidiary totaled $17.4 million, $18.7 million and $19.1 million at October 31, 2007, 2006 and 2005, respectively. The consolidated long-lived assets of the Company totaled $200.9 million, $223.8 million and $244.6 million at October 31, 2007, 2006 and 2005, respectively.

Item 1A. Risk Factors

Investors should carefully consider the risks described below. In addition, the risks described belov e not the only ones facing the Company. Only the risks that the Company considers to be the most material hɛ been described. However, there may be additional risks that are viewed by the Company as not material at the esent time or that are not presently known. Conditions could change in the future, or new information may con o the Company's attention that could impact the assessment of these risks.

If any of the events described below were to occur, the Company's business, prospects, financial c lition and/or results of operations could be materially adversely affected. Items below are described as items th could potentially have a material adverse effect on the Company meaning that it could or will have one or re of these effects. In any such case, the price of the Company's common stock could decline, and an invest could lose all or part of their investment in the Company.

Because a significant portion of the Company's sales is to the automotive industry, a decrease in the demand in this industry or the loss of any major customers in this industry could adversely affect tl Company's financial health.

Demand for the Company's products is affected by, among other things, the relative strength or wea ss of the automotive industry. The automotive industry is highly cyclical and may be adversely affe d by international competition. In addition, the automotive industry is significantly unionized and subject work slowdowns and stoppages resulting from labor disputes. In fiscal 2007, General Motors accou l for approximately 40.4% of the Company's revenues and overall automotive industry sales were 80.9%. Th ss of a portion of business to any major customers could have a material adverse effect on the Company's i ncial condition, cash flow and results of operations. The Company cannot offer assurance that it will mai in or improve relationships in the industry or that it will continue to supply customers at current levels.

The automotive market that the Company serves is highly competitive, which could limit the volum f products that the Company sells and reduce operating margins.

The Company's products are sold in the highly competitive automotive market. The Company beli s that the principal points of competition in this market are product quality and price, design and eng ering capabilities, product development, conformity to customer specifications, reliability and timeliness of very, customer service and effectiveness of distribution. Maintaining and improving competitive position wil quire continued investment by the Company in manufacturing, engineering, quality standards, marketing, omer service and support of our distribution networks. The Company may have insufficient resources in the re to continue to make such investments and, even if such investments are made, the Company may not b le to maintain or improve its competitive position. The Company also faces the risk of lower-cost reign manufacturers competing in the markets for its products and the Company may be driven as a conseq ce of this competition to increase foreign investment. Making foreign investments can be highly complicated d the Company may not always realize the advantages that are anticipated from any such investments. Cor titive pressure may limit the volume of products that the Company sells and reduce operating margins.

The Company may encounter difficulty in expanding the business through targeted acquisitions.

The Company may pursue targeted acquisition opportunities that it believes would complement its l iness. Assurances cannot be offered that the Company will be successful in consummating any acquisitic Any targeted acquisitions will be accompanied by the risks commonly encountered in acquisitions of busine . The Company may not successfully overcome these risks or any other problems encountered in connection h any acquisitions, including the possible inability to integrate an acquired business' operations, inf ation technologies, services and products into the Company's business, diversion of management's atten , the assumption of unknown liabilities, increases in indebtedness, the failure to achieve the strategic obje es of those acquisitions and other unanticipated problems, some or all of which could materially and adverse affect the Company. The process of integrating operations could cause an interruption of, or loss of mome m in, business activities. Any delays or difficulties encountered in connection with any acquisition and the integration of operations could have a material adverse effect on results of operations, financial condition or prospects of the Company's business.

Operating problems in the Company's business may materially adversely affect the Company's financial condition and results of operations.

The occurrence of material operating problems at the Company's facilities may have a material adverse effect on operations as a whole, both during and after the period of operational difficulties. The Company is subject to the usual hazards associated with manufacturing and the related storage and transportation of raw materials, products and waste, including explosions, fires, leaks, discharges, inclement weather, natural disasters, mechanical failure, unscheduled downtime and transportation interruption or calamities.

The Company depends on the services of key individuals and relationships, the loss of which would cause material harm.

The Company's success will depend, in part, on the efforts of senior management, including the Chief Executive Officer. The Company's future success will also depend on, among other factors, the ability to attract and retain other qualified personnel. The loss of the services of any key employees or the failure to attract or retain employees could have a material adverse effect.

Restrictions in the Company's credit facility limit the ability to take certain actions and breaches thereof could impair liquidity.

The Company's credit facility requires compliance with financial covenants relating to, among other things, interest coverage, fixed charges (which includes capital expenditures and capital distributions) and leverage. The Company may not be able to satisfy these covenants in the future or be able to pursue strategies within the constraints of these covenants. Substantially all of the Company's assets and the assets of domestic subsidiaries are pledged as collateral pursuant to the terms of the credit facility. A breach of a covenant contained in the debt instruments could result in an event of default under one or more debt instruments, accounts receivable facility and lease financing arrangements. Such breaches would permit the lenders under the credit facility to declare all amounts borrowed thereunder to be due and payable, and the commitments of such lenders to make further extensions of credit could be terminated. Each of these circumstances could materially and adversely impair the Company's liquidity.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company is a Delaware holding company that has fifteen wholly owned subsidiaries located i)hio, Michigan, Georgia, Tennessee and Mexico. The Company believes substantially all of its prope and equipment is in good condition and that it has sufficient capacity to meet its current operational nee The Company's facilities, all of which are owned (except for its Parma, Ohio manufacturing facility and il Troy, Michigan technical center), are as follows:

Subsidiary	Facility Name	Location	Square Footage	Year Occupied	Description Jse
Shiloh Corporation	Mansfield Blanking	Mansfield, Ohio	295,000	1955	Blanking/Tool d Die Production
Medina Blanking, Inc.	Medina Blanking	Valley City, Ohio	255,000	1986	Blanking/Engi :red Welded Blank Engineering ai Development
Medina Blanking, Inc.	Ohio Welded Blank	Valley City, Ohio	254,000	2000	Engineered W ed Blanks
VCS Properties, LLC		Valley City, Ohio	260,000	1977	Real Estate Le ng
Liverpool Coil Processing, Incorporated	LCPI	Valley City, Ohio	244,000	1990	Other Steel Processing/ Administratioi
Shiloh Automotive, Inc.	Liverpool Manufacturing	Valley City, Ohio	250,000	1999	Complex Stan ig and Modular Assembly
Shiloh Automotive, Inc.	Cleveland Manufacturing	Parma, Ohio	342,000(1)	1999	Complex Stan ig and Modular Assembly/ Administratioi
Sectional Stamping, Inc.	Wellington Stamping	Wellington, Ohio	235,000	1987	Complex Stan ig and Modular Assembly
Greenfield Die & Manufacturing Corp.	Canton Manufacturing	Canton, Michigan	170,000	1996	Engineered W ed Blanks/Compl Stamping and dular Assembly/ Sal ind Marketing/ Engineering ai Development
Greenfield Die & Manufacturing Corp.	Troy Technical Center	Troy, Michigan	1,900(2)	2005	Sales and Mar ng/ Engineering ai Development
Jefferson Blanking Inc.	Jefferson Blanking	Pendergrass, Georgia	185,500	1998	Blanking/Engi red Welded Blank
Shiloh Industries, Inc., Dickson Manufacturing Division	Dickson Manufacturing	Dickson, Tennessee	242,000	2000	Complex Stam g and Modular Assembly
Shiloh de Mexico S. A. de C.V.	Saltillo Welded Blank	Saltillo, Mexico	153,000	2000	Engineered W ed Blanks/Compl Stamping and dular Assembly

(1) The Parma facility, which is leased to the Company by MTD Products Inc, has been closed.
(2) The Troy Technical Center is leased to the Company.

Item 3. Legal Proceedings

The Company is involved in various lawsuits arising in the ordinary course of business. In management's opinion, the outcome of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the fourth quarter of fiscal 2007.

Executive Officers of the Registrant

The following information is furnished pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

Curtis E. Moll, Chairman of the Board. Mr. Moll became Chairman of the Board of the Company in April 1999, and he has served as a Director of the Company since its formation in April 1993. Since 1980, Mr. Moll has served as the Chairman of the Board and Chief Executive Officer of MTD Holdings Inc (formerly MTD Products Inc), a privately held manufacturer of outdoor equipment. Mr. Moll also serves as a director of Sherwin Williams Company and AGCO Corporation. Mr. Moll is 68 years old.

Theodore K. Zampetis, President and Chief Executive Officer. In January 2002, Mr. Zampetis became the President and Chief Executive Officer of the Company. He has served as a director of the Company since 1993. Mr. Zampetis is 62 years old.

Stephen E. Graham, Chief Financial Officer. Mr. Graham was named Chief Financial Officer in October 2001. Mr. Graham is 50 years old.

James F. Keys, Senior Vice President of Advanced Technology/Sales and Marketing. Mr. Keys was named Senior Vice President of Advanced Technology/Sales and Marketing in May 2002. Mr. Keys is 54 years old.

Anthony M. Parente, Vice President, Manufacturing Operations. Mr. Parente was named Vice President of Manufacturing Operations in October 2006. He started his career at MTD Automotive as an electrical apprentice in 1979 and joined the Company through its acquisition of MTD Automotive in 1999. He progressed effectively through different technical assignments. He was appointed Plant Manager of the Ohio Welded Blank Plant in 2001, and was promoted to the position of Group General Manager three years later. Mr. Parente is 46 years old.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purc ;es of Equity Securities

The Company's Common Stock is traded on the Nasdaq Global Market under the symbol "SHL ' On December 14, 2007, the closing price for the Company's Common Stock was $9.40 per share.

The Company's Common Stock commenced trading on the Nasdaq National Market on June 29, 19 The table below sets forth the high and low bid prices for the Company's Common Stock for its four quarters each of 2007 and 2006.

	2007		2006	
Quarter	**High**	**Low**	**High**	**Lo**
1st	$19.26	$13.08	$15.25	$12:
2nd	$14.77	$ 8.62	$20.27	$14.
3rd	$14.93	$ 8.64	$20.95	$14,
4th	$12.68	$ 9.51	$17.13	$13.

As of the close of business on December 14, 2007, there were 103 stockholders of record for the Con ıny's Common Stock. The Company believes that the actual number of stockholders of the Company's Commo ;tock exceeds 400. The Company did not repurchase any of the Company's equity securities during fiscal 2007.

On December 20, 2006 the Board of Directors of the Company declared a special dividend in the an nt of $2.50 per share payable on January 19, 2007 to the shareholders of record as of January 5, 2007. Prioı this special dividend, the Company had not declared or paid any cash dividends on its Common Stock s e its incorporation in April 1993. After payment of the special dividend the Company intends to retain earni , and does not anticipate paying Common Stock dividends in the foreseeable future.

Please see Item 12, Security Ownership of Certain Beneficial Owners and Management and lated Stockholder Matters for securities authorized for issuance under equity compensation plans.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data of the Company. The data for each of the five years in the period ended October 31, 2007 are derived from the audited consolidated financial statements of the Company. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

(Amounts in thousands, except per share)	Years Ended October 31,				
	2007	2006	2005	2004	2003
STATEMENT OF OPERATIONS DATA:					
Revenues	$590,414	$620,375	$634,579	$638,501	$584,298
Operating income	$ 24,129	$ 15,891	$ 42,673	$ 39,664	$ 21,345
Income before cumulative effect of accounting change	$ 9,550	$ 7,118	$ 26,752	$ 18,759	$ 5,576
Cumulative effect of accounting change	—	—	—	—	(1,963)
Net income	$ 9,550	$ 7,118	$ 26,752	$ 18,759	$ 3,613
EARNINGS PER SHARE:					
Basic earnings per share:					
Net income before cumulative effect of accounting change	$ 0.58	$ 0.44	$ 1.69	$ 1.18	$ 0.35
Cumulative effect of accounting change	—	—	—	—	(0.13)
Net income	$ 0.58	$ 0.44	$ 1.69	$ 1.18	$ 0.22
Basic weighted average number of common shares	16,348	16,078	15,915	15,646	15,246
Diluted earnings per share:					
Net income before cumulative effect of accounting change	$ 0.58	$ 0.43	$ 1.64	$ 1.15	$ 0.35
Cumulative effect of accounting change	—	—	—	—	(0.13)
Net income	$ 0.58	$ 0.43	$ 1.64	$ 1.15	$ 0.22
Diluted weighted average number of common shares	16,481	16,429	16,421	16,156	15,482
OTHER DATA:					
Capital expenditures	$ 9,262	$ 19,361	$ 22,394	$ 13,945	$ 22,123
Depreciation, amortization and asset impairment charges	32,010	37,503	35,119	33,137	29,590
BALANCE SHEET DATA (as of period end):					
Working capital (deficit)	$ 21,015	$ 35,019	$ 26,392	$ 1,448	$(13,657)
Total assets	341,110	383,035	394,793	399,181	389,205
Total long-term debt	64,563	72,179	92,384	100,329	137,838
Other long-term obligations	22,044	24,651	28,282	30,803	14,999
Stockholders' equity	135,263	162,016	150,334	129,561	111,155

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation (Dollar amounts in thousands)

Sustainable Business Model

The following narrative, which includes, among other things, a description of the results of operation f the Company for fiscal 2007 compared to fiscal 2006 and fiscal 2006 compared to fiscal 2005, reports sig icant variations and improvements in the Company's results since 2002 and prior, except for several unusual e its in fiscal 2006 related to asset impairment, restructuring, and resolution of several contingencies. These res s are the outcome of instituting a new sustainable business model for the Company built upon the concepts of cess characterization and process optimization throughout the organization. Process characterization is based self-analysis of the business processes of the Company by the process owners, who are the people in the orga ation responsible for the success or failure of that process. Process optimization represents the response to se ng a way to perform a business process in a more productive or efficient manner. Logically applying the steps requires establishing priorities in order that the most serious and rewarding issues are addressed soone ather than later. Examples of the application of the concepts of process characterization and process optin ation include identifying and overcoming causes of equipment downtime, reducing die changeover time, co yield analysis, and obstacles to the accurate transmission of electronic data interchange.

The objective of instituting these concepts was to stabilize the Company and to achieve qual and productivity improvements in all processes of the Company's business, including plant operatio and administrative functions. Since inception of the new business model in mid-year of fiscal 2002, the Comp has been exiting unprofitable and non-strategic businesses and products and has achieved manufacturi cost reductions, launched new products, improved gross margins and reduced administrative costs. These effo have led to improved working capital management and reduced cash requirements as well as contributed to itive cash generation and debt reduction.

During fiscal 2003, once stabilized, the Company began the process of renewal, capitalizing on key capabilities. This phase continued throughout 2004. Fiscal 2005 began with the renewal phase continui and leading to an emphasis on profitable growth during 2005 and beyond. The application of the Con ny's sustainable business model continued to be the focus of the Company's management for fiscal 2007. A oted below under "Forward-Looking Statements," the future success of the Company depends upon, amon other factors, continuing to successfully institute this strategic initiative.

General

The Company is a supplier of numerous parts to both automobile OEMs and, as a Tier II supplier, t ier I automotive part manufacturers who in turn supply OEMs. The parts that the Company produces suppl nany models of vehicles manufactured by nearly all vehicle manufacturers that produce vehicles in North Ame . As a result, the Company's revenues are very dependent upon the North American production of automobi and light trucks, particularly traditional domestic manufacturers, such as General Motors, Chrysler and ord. According to industry statistics, traditional domestic manufacturer production for fiscal 2007 declined b .9% and total North American car and light truck production for fiscal 2007 declined 2.1% from the produc n of fiscal 2006.

Another significant factor affecting the Company's revenues is the Company's ability to successfully d on the production and supply of parts for models that will be newly introduced to the market by the Con ny's customers. These new model introductions typically go through a start of production phase with build lev that are higher than normal because the consumer supply network is filled to ensure adequate supply to the ket, resulting in an increase in the Company's revenues at the beginning of the cycle.

Plant utilization levels are very important to profitability because of the capital-intensive nature o iese operations. At October 31, 2007, the Company's facilities were operating at approximately 52.5% capaci The

Company defines capacity as 20 working hours per day and five days per week. Utilization of capacity is dependent upon the releases against customer purchase orders that are used to establish production schedules and manpower and equipment requirements for each month and quarterly period of the fiscal year.

The majority of the Company's stamping and engineered welded blank operations purchase steel through the customers' steel programs. Under these programs, the Company pays the steel suppliers and passes on to the customers the steel price the customers negotiated with the steel suppliers. Although the Company takes ownership of the steel, the customers are responsible for all steel price fluctuations. The Company also purchases steel directly from domestic primary steel producers and steel service centers. Domestic steel pricing has generally been increasing recently for several reasons, including consolidation of supply, capacity restraints, higher raw material costs and the fluctuations of the U.S. dollar in relation to foreign currencies. Finally, the Company blanks and processes steel for some of its customers on a toll processing basis. Under these arrangements, the Company charges a tolling fee for the operations that it performs without acquiring ownership of the steel and being burdened with the attendant costs of ownership and risk of loss. Toll processing operations result in lower revenues but higher gross margins than operations where the Company takes ownership of the steel. Revenues from operations involving directly owned steel include a component of raw material cost whereas toll processing revenues do not.

Changes in the price of scrap steel can have a significant effect on the Company's results of operations because substantially all of its operations generate engineered scrap steel. Engineered scrap steel is a planned by-product of the Company's processing operations, and proceeds from the disposition of scrap steel contribute to gross margin by offsetting the increases in the cost of steel and the attendant costs of quality and availability. Changes in the price of steel impact the Company's results of operations because raw material costs are by far the largest component of cost of sales in processing directly owned steel. The Company actively manages its exposure to changes in the price of steel, and, in most instances, passes along the rising price of steel to its customers.

Critical Accounting Policies

Preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company believes its estimates and assumptions are reasonable; however, actual results and the timing of the recognition of such amounts could differ from those estimates. The Company has identified the items that follow as critical accounting policies and estimates utilized by management in the preparation of the Company's financial statements. These estimates were selected because of inherent imprecision that may result from applying judgment to the estimation process. The expenses and accrued liabilities or allowances related to these policies are initially based on the Company's best estimates at the time they are recorded. Adjustments are charged or credited to income and the related balance sheet account when actual experience differs from the expected experience underlying the estimates. The Company makes frequent comparisons of actual experience and expected experience in order to mitigate the likelihood that material adjustments will be required.

Revenue Recognition. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, the Company recognizes revenue when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and collectibility of revenue is reasonably assured. The Company records revenues upon shipment of product to customers and transfer of title under standard commercial terms. Price adjustments are recognized in the period when management believes that such amounts become probable, based on management's estimates.

Allowance for Doubtful Accounts. The Company evaluates the collectibility of accounts receivable based on several factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additiona . the allowance for doubtful accounts is estimated based on historical experience of write-offs and the current fi ıcial condition of customers. The financial condition of the Company's customers is dependent on, amon ıther things, the general economic environment, which may substantially change, thereby affecting the recove ility of amounts due to the Company from its customers.

Inventory Reserves. Inventories are valued at the lower of cost or market. Cost is determined the first-in, first-out basis. Where appropriate, standard cost systems are used to determine cost and the standa : are adjusted as necessary to ensure they approximate actual costs. Estimates of lower of cost or market v e of inventory are based upon current economic conditions, historical sales quantities and patterns, and in some ıses, the specific risk of loss on specifically identified inventories.

The Company values inventories on a regular basis to identify inventories on hand that may be obsc e or in excess of current future projected market demand. For inventory deemed to be obsolete, the Co ıany provides a reserve for the full value of the inventory, net of estimated realizable value. Inventory that is in cess of current and projected use is reduced by an allowance to a level that approximates future demand. Adc ɔnal inventory reserves may be required if actual market conditions differ from management's expectations.

Deferred Tax Assets. Deferred taxes are recognized at currently enacted tax rates for tem rary differences between the financial reporting and income tax bases of assets and liabilities and operating lc and tax credit carryforwards. In assessing the realizability of deferred tax assets, the Company established a va tion allowance to record its deferred tax assets at an amount that is more likely than not to be realized. While ture projections for taxable income and ongoing prudent and feasible tax planning strategies have been consid d in assessing the need for the valuation allowance, in the event the Company were to determine that it would l ıble to realize its deferred tax assets in the future in excess of their recorded amount, an adjustment to the defer tax assets would increase income in the period such determination was made. Likewise, should the Co any determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adju ıent to the deferred tax assets would be charged to income in the period such determination was made.

Impairment of Long-lived Assets. The Company's long-lived assets primarily include property, pla and equipment. If an indicator of impairment exists for certain groups of property, plant and equipment, the Co any will compare the forecasted undiscounted cash flows attributable to the assets to their carrying value. the carrying values exceed the undiscounted cash flows, the Company then determines the fair values of the as ;. If the carrying value exceeds the fair value of the assets, then an impairment charge is recognized for the diffe ıce.

The Company cannot predict the occurrence of future impairment-triggering events. Such event nay include, but are not limited to, significant industry or economic trends and strategic decisions made in re ınse to changes in the economic and competitive conditions impacting the Company's business. The Compa has committed to cease operation of the Cleveland Stamping facility. As a result, the Company recorc an impairment charge related to the long-lived assets of the Company's Cleveland Stamping facility. See No ? to the consolidated financial statements for a discussion of impairment charges recorded in fiscal 2007 and 20

Group Insurance and Workers' Compensation Accruals. The Company is self-insured for group ins nce and workers' compensation and reviews these accruals on a monthly basis to adjust the balances as detei ned necessary. The Company reviews claims data and lag analysis as the primary indicators of the ac als. Additionally, the Company reviews specific large insurance claims to determine whether there is a ne for additional accrual on a case-by-case basis. Changes in the claim lag periods and the specific occurrences ıuld materially impact the required accrual balance period-to-period.

Pension and Other Post-retirement Costs and Liabilities. The Company has recorded significant p ion and other post-retirement benefit liabilities that are developed from actuarial valuations. The determination the Company's pension liabilities requires key assumptions regarding discount rates used to determine the p ent value of future benefit payments and the expected return on plan assets. The discount rate is also significant to the development of other post-retirement liabilities. The Company determines these assumptions in consultation with, and after input from, its actuaries.

The discount rate reflects the estimated rate at which the pension and other post-retirement liabilities could be settled at the end of the year. When determining the discount rate, the Company considers the most recent available interest rates on Moody's Aa Corporate bonds with maturities of at least twenty years as of year-end. Based upon this analysis, the Company increased the discount rate used to measure its pension and post-retirement liabilities to 6.00% at October 31, 2007 from 5.77% at October 31, 2006. A change of 25 basis points in the discount rate would increase or decrease expense on an annual basis by approximately $107.

The assumed long-term rate of return on pension assets is applied to the market value of plan assets to derive a reduction to pension expense that approximates the expected average rate of asset investment return over ten or more years. A decrease in the expected long-term rate of return will increase pension expense whereas an increase in the expected long-term rate will reduce pension expense. Decreases in the level of plan assets will serve to increase the amount of pension expense whereas increases in the level of actual plan assets will serve to decrease the amount of pension expense. Any shortfall in the actual return on plan assets from the expected return will increase pension expense in future years due to the amortization of the shortfall, whereas any excess in the actual return on plan assets from the expected return will reduce pension expense in future periods due to the amortization of the excess. A change of 25 basis points in the assumed rate of return on pension assets would increase or decrease pension assets by approximately $155.

The Company's investment policy for assets of the plans is to maintain an allocation generally of 40% to 60% in equity securities, 40% to 60% in debt securities, and 0% to 10% in real estate. Equity security investments are structured to achieve an equal balance between growth and value stocks. The Company determines the annual rate of return on pension assets by first analyzing the composition of its asset portfolio. Historical rates of return are applied to the portfolio. The Company's investment advisors and actuaries review this computed rate of return. Industry comparables and other outside guidance are also considered in the annual selection of the expected rates of return on pension assets.

For the twelve months ended October 31, 2007, the actual return on pension plans' assets for all of the Company's plans approximated 13.6% to 15.2%, which was a higher rate of return than the 7.25% to 7.50% expected rates of return on plan assets used to derive pension expense.

If the amount of the accumulated benefit obligation in excess of the fair value of plan assets is large enough, the Company may be required, by law to make additional contributions to the pension plans. Actual results that differ from these estimates may result in more or less future Company funding into the pension plans than is planned by management.

Results of Operations

Year Ended October 31, 2007 Compared to Year Ended October 31, 2006

Revenues. Sales for fiscal 2007 were $590,414, a decrease of $29,961, or 4.8% from fiscal 2006 sales of $620,375. The sales decrease since fiscal 2006 reflects the overall reduction in North American car and light truck production that has occurred primarily during the second and third quarters of fiscal 2007 and a reduction in heavy truck and lawn and garden equipment demand experienced in fiscal 2007. The sales decrease also reflects the closure of the Company's Cleveland Stamping facility, where production of parts for two major customers concluded during the first and second quarters of fiscal 2007. According to industry statistics, North American car and light truck production for fiscal 2007 was 2.1% below the production levels of fiscal 2006. For the traditional domestic manufacturers, the Company's largest customers through direct sales or sales to Tier I suppliers, the production of cars and light trucks in fiscal 2007 was 5.9% below the production levels of fiscal 2006.

Gross Profit. Gross profit for fiscal 2007 was $57,167, a decrease of $1,090 from the gross profit (iscal 2006 of $58,257. As a percentage of sales, gross profit in fiscal 2007 was 9.7% compared to 9.4% in fisca .006. Gross profit for fiscal 2007 declined on the lower volume of sales in fiscal 2007 compared to fiscal 20(The effect on gross profit of the reduced fiscal 2007 sales volume was approximately $8,400. Gross profit w also adversely affected by the increased material content in the products produced and sold during fisca !007 compared to the prior fiscal year. The effect of greater material content on gross profit was a decr e of approximately $5,000. Gross profit was further reduced by less recovery of engineered scrap in fisca :007 compared to fiscal 2006, the effect of which was a reduction in gross profit of approximately $4,400. hese negative factors were offset by reduced manufacturing expenses of approximately $16,700 in fisca :007 compared to fiscal 2006. Personnel and personnel related expenses decreased approximately : 100, manufacturing supplies, expenses and repair materials decreased by approximately $2,300, utilities decre: d by $450, depreciation expense decreased by approximately $1,400 and personal property and real estat axes decreased by $3,450 in fiscal 2007 compared to fiscal 2006. The provision for personal property taxes i :006 included a reserve of $2,324 for a matter contested with the Ohio Board of Tax Appeals concerni the Company's acquisition of the automotive division of MTD Products Inc. Fiscal 2007 reflects the absence : the fiscal 2006 charge and a negotiated resolution of another personal property tax valuation issue concernii jigs, dies and fixtures at an amount less than the Company accrued. The reduction in manufacturing expenses i scal 2007 compared to fiscal 2006, exclusive of the personal property tax matters, were the result of cost re tion efforts implemented in response to reduced production volumes, including the closure of the Com ny's Cleveland Stamping facility and the effect of freezing the Company's cash balance pension pl for non-bargaining employees.

Selling, General and Administrative Expenses. Selling, general and administrative expense vere $32,801 or 5.6% of fiscal 2007 sales. For fiscal 2006, selling general and administrative expenses were $,669 or 6.1% of fiscal 2006 sales. In fiscal 2007, selling general and administrative expenses decreased by ,868 from fiscal 2006, which included expenses related to two contingencies for which reserves were provide : the fourth quarter of fiscal 2006.

In connection with the bankruptcy of a steel supplier the Company had asserted that its obligations the supplier were properly offset by amounts that the supplier owed to the Company. The Company's positi was not sustained in court proceedings and as a result the Company and the supplier negotiated a settlement (:907 in September 2006 that was recorded in the fourth quarter in selling, general and administrative expenses.

Previous management of the Company had entered an alleged purchase commitment with a supplier · the purchase of certain equipment. The supplier sued the Company for failure to fulfill the obligations un the alleged commitment. During the fourth quarter, a jury found in favor of the supplier and awarded the s olier damages and pre-judgment interest amounting to $2,726. The Company is appealing this decision. Ho ver, considering the adverse decision the Company evaluated the probable outcome upon appeal and provi l an accrual of $2,726 representing damages plus pre-judgment interest. This amount was charged to selling, ; eral and administrative expenses.

In fiscal 2007, selling, general and administrative fees were further reduced by lower depreciation e :nse and lower professional fees, offset by increasing personnel and personnel related expenses.

Asset Impairment and Restructuring Charge. In October 2006, management presented to the B d of Directors an assessment of the business at its Cleveland Stamping facility. This facility, which is lease rom MTD Products Inc ("MTD") as part of the acquisition by the Company of MTD Automotive in 1999, wa ıced with declining business volumes. The two major customers of the Cleveland Stamping facility have balan out programs for which the Company provides components during the first and second quarters of fiscal 20(The Company committed to a plan to cease operation of the Cleveland facility. As a result, the Company reco d an impairment charge of $3,072 to reduce long-lived assets, acquired since the acquisition, to their estimat fair value. During fiscal 2007, the Company incurred further asset impairment charges of $137 related to res tion of issues related to the remaining long-lived assets at the Company's Cleveland Stamping facility.

In fiscal 2006, the Company also recorded a restructuring charge related to approximately 200 employees for severance, health insurance and curtailment of the retirement plan for employees of the Cleveland plant. The restructuring charge was $1,625. In February 2007, the Company finalized negotiations with the employees of the Cleveland Stamping facility and recorded an additional charge of $100 for severance and benefits.

Other. Interest expense for fiscal 2007 was $7,486, an increase of $1,403 from interest expense of $6,083 incurred in fiscal 2006. The increase in interest expense compared to the prior fiscal year resulted from a higher level of average borrowed funds and an increase in the interest rate. Borrowed funds averaged $96,453 during fiscal 2007 and the weighted average interest rate was 7.00%. In fiscal 2006, the average of borrowed funds was $93,807, with a weighted average interest rate of 6.36%.

Other income was $442 for fiscal 2007 and is comparable to fiscal 2006.

The provision for income taxes for fiscal 2007 was $7,535 on income before taxes of $17,085, for an effective tax rate of 44.1%. The effective tax rate for fiscal 2007 reflects the inability of the Company to provide tax benefit on the losses of the Company's Mexican subsidiary, offset by the recognition of research and development tax credits related to the current year and to prior years that are being realized by amending the tax returns of those years.

The provision for income taxes for fiscal 2006 was $3,124 on income before taxes of $10,242 for an effective tax rate of 30.5%. The provision for income taxes for fiscal 2006 reflected the recognition of a benefit in the tax provision of $1,488 related to state tax credits during the second quarter of fiscal 2006. In previous fiscal years, the Company had provided a reserve related to the Ohio Manufacturer's Grant (formerly known as the Ohio Machinery and Equipment Credit) due to the uncertainty regarding the realization of such tax credits. In September 2005, the United States Court of Appeals for the Sixth Circuit ruled that this credit was unconstitutional. This ruling was appealed to the U.S. Supreme Court. On May 15, 2006, the U.S. Supreme Court dismissed the Sixth Circuit Court's ruling. As a result of the U.S. Supreme Court's action, the Ohio Machinery and Equipment credit remains constitutional and the Company, therefore, eliminated the reserves related to this issue.

Net Income. Net income for fiscal 2007 was $9,550 or $0.58 per share, basic and diluted. In fiscal 2006, net income was $7,118, or $0.44 per share, basic and $0.43 per share, diluted.

Year Ended October 31, 2006 Compared to Year Ended October 31, 2005

Revenues. Sales for fiscal 2006 were $620,375 compared to sales of $634,579 for fiscal 2005, a decrease of $14,204, or 2.2%. In the fourth quarter of fiscal 2006, the Company's sales decreased by $18,962 from the fourth quarter of 2005, or 10.7%. The year over year sales decrease that occurred during the fourth quarter of fiscal 2006 reflected the decline in North American car and light truck production that occurred in the fourth quarter of fiscal 2006 and in fiscal 2006 as a whole. According to industry statistics, North American car and light truck production for fiscal 2006 was 1.9% below production levels of fiscal 2005. In the fourth quarter of fiscal 2006, the decrease of North American car and light truck production from the levels of fiscal 2005 was 10.5%. For the traditional domestic manufacturers, the production decreases were 15.4% and 5.1% for the fourth quarter and annual periods of fiscal 2006. The traditional domestic car and light truck manufacturers, through direct sales or through sales by the Company to Tier I suppliers, are the most significant of the Company's customers.

Gross Profit. Gross profit for fiscal 2006 was $58,257, a decrease of $21,590 from the gross profit of fiscal 2005 of $79,847. As a percentage of sales, gross profit in fiscal 2006 was 9.4% compared to 12.6% in fiscal 2005. Gross profit in fiscal 2006 was negatively affected by an increase in the material content of products sold during fiscal 2006 compared to fiscal 2005 by approximately $14,100. Gross profit was further reduced by the lower volume of product sold in fiscal 2006 compared to fiscal 2005 in the amount of $4,500. Gross profit was also adversely affected by increased manufacturing expenses in fiscal 2006 compared to fiscal 2005. hich was the net result of several factors. In the fourth quarter of fiscal 2006, the Company recorded an acc l for personal property tax of $2,324. This amount represents an estimate of personal property tax due on the co sted valuation of assets that the Company acquired in connection with the acquisition of the automotive divi n of MTD Products Inc. In July 2006, the Ohio Board of Tax Appeals ruled in favor of the Ohio Tax Commi oner and against the Company. While the Company is appealing this matter to the Ohio Supreme Court, the Co pany has carefully considered the probability of an adverse ruling and accrued this amount in manufacturing ex ises. Manufacturing expenses were also negatively affected by increased utility expenses in fiscal 2006 comp d to 2005 in the approximate amount of $900 and increased maintenance and repair expenses of approximatel 550. In the fourth quarter of fiscal 2006, the Company negotiated a settlement of demurrage claims with rail vice carriers that the carriers had asserted. The carriers' claims were resolved for $335. Manufacturing expens vere favorably affected by reduced manning and related personnel costs of approximately $1,125.

Selling, General and Administrative Expenses. Selling, general and administrative expense vere $37,669 or 6.1% of fiscal 2006 sales. For fiscal 2005, these expenses were $35,588, or 5.6% of fiscal 200 iles. Selling, general and administrative expenses include expenses related to two contingencies that neg vely affected the Company, each event occurring in the fourth quarter of fiscal 2006.

In connection with the bankruptcy of a steel supplier the Company had asserted that its obligations the supplier were properly offset by agreement by amounts that the supplier owed to the Company. The Com ay's position was not sustained in court proceedings and as a result the Company and the supplier negot :d a settlement of $907 in September 2006 that was recorded in the fourth quarter in selling, gener and administrative expenses.

Previous management of the Company had entered an alleged purchase commitment with a supplier, the purchase of equipment for the Company's operations. The supplier sued the Company for failure to ful the obligations under the commitment. During the fourth quarter, a jury found in favor of the supplier and a ded the supplier damages and pre-judgment interest amounting to $2,726. The Company is appealing this de ion. However, considering the adverse decision the Company evaluated the probable outcome upon appe and provided an accrual of $2,726 representing damages plus pre-judgment interest. This amount was cha d to selling, general and administrative expenses.

These adverse charges to selling, general and administrative expenses were offset by lower person and personnel related expenses of approximately $800 and by a lower provision for doubtful accou of approximately $600 reflecting collections of accounts for which an allowance was provided.

Asset Impairment and Restructuring Charge. In October 2006, management presented to the B d of Directors an assessment of the current business at its Cleveland Stamping facility. This facility, which is ised from MTD Products Inc ("MTD") as part of the acquisition by the Company of MTD Automotive in 1), is faced with declining business volumes. The two major customers of the Cleveland Stamping facil are balancing out programs for which the Company provides components during the first and second qua s of fiscal 2007. The Company has therefore committed to a plan to cease operation of the Cleveland facilit As a result, the Company has recorded an impairment charge of $3,072 to reduce long-lived assets, acquired si the acquisition, to their estimated fair value. The Company has also recorded a restructuring charge rel l to approximately 200 employees for severance, health insurance and curtailment of the retirement pl for employees of the Cleveland plant. The restructuring charge was $1,625.

In fiscal 2005, the Company incurred asset impairment charges of $1,586 related to assets for which s s of customer product unexpectedly concluded during the year.

Other. Interest expense for fiscal 2006 of $6,083 was $1,927 less than interest expense of $8,010 in rred in fiscal 2005. In January 2005, the Company entered into an Amended and Restated Credit Agreement, re ting in accelerated amortization of deferred financing costs of $1,332 included in interest expense in fiscal 200 The remaining reduction in interest expense in fiscal 2006 compared to fiscal 2005 of $595 resulted from the lower level of borrowed funds in fiscal 2006, off set by an increase in the interest rate. In fiscal 2006, the average of borrowed funds was $93,807, with a weighted average interest rate of 6.36%. In fiscal 2005, borrowed funds averaged $120,388 and the weighted average interest rate was 5.00%.

Other income, net, was $434 in fiscal 2006 compared to $62 in fiscal 2005. In fiscal 2006, other income included the sale of securities obtained through the process of recovery of bad debts, accounting for the increase in other income between years.

The provision for income taxes for fiscal 2006 was $3,124 on income before taxes of $10,242 for an effective tax rate of 30.5%. The provision for income taxes for fiscal 2006 reflected the recognition of a benefit in the tax provision of $1,488 related to state tax credits during the second quarter of fiscal 2006. In previous fiscal years, the Company had provided a reserve related to the Ohio Manufacturer's Grant (formerly known as the Ohio Machinery and Equipment Credit) due to the uncertainty regarding the realization of such tax credits. In September 2005, the United States Court of Appeals for the Sixth Circuit ruled that this credit was unconstitutional. This ruling was appealed to the U.S. Supreme Court. On May 15, 2006, the U.S. Supreme Court dismissed the Sixth Circuit Court's ruling. As a result of the U.S. Supreme Court's action, the Ohio Machinery and Equipment credit remains constitutional and the Company, therefore, eliminated the reserves related to this issue.

The provision for income taxes in fiscal 2005 was $7,973. The provision includes the income tax benefits for a reduction in the deferred tax valuation allowance, the resolution of certain tax contingencies, the recognition of the benefit of additional ordinary losses allocated to the Company and the impact of a change in the State of Ohio tax on income on the Company's deferred tax assets and liabilities. In previous fiscal years, the Company had provided a valuation allowance for tax credits and capital loss carryforwards and reserves for certain other tax contingencies recorded against net operating loss carryforwards since the Company was experiencing losses and realization of the credits and other items was uncertain. In the second and third quarters of fiscal 2005, these matters were resolved, eliminating the requirement for a portion of the valuation allowance and these reserves. The Company, therefore, recorded a benefit in the tax provision of $4,506 in fiscal 2005, representing the reduction of the valuation allowance and other related reserves associated with these tax credits and tax contingencies and the elimination of the benefit of the capital loss carryforwards and the related valuation allowance together with the recognition of the tax benefit of additional ordinary losses allocated to the Company that are currently realizable. The provision for income taxes also includes the benefit of $1,102 for the effect of the change in the State of Ohio corporate income tax on the Company's deferred tax assets and liabilities.

In fiscal 2006, the Company had income before taxes of $10,242, and tax benefits of $1,488 resulting in a provision for income taxes of $3,124 and an effective rate of 30.5%. Without the income tax benefit of $1,488 recorded in fiscal 2006, the Company would have had a provision for taxes on income of $4,612 on income before taxes of $10,242, which would have resulted in an effective tax rate of 45.0%. During fiscal 2005, the Company had income before taxes of $34,725, and tax benefits of $5,608 resulting in a provision for income taxes in the amount of $7,973 for an effective tax rate of 23.0%. Without the income tax benefits of $5,608 recorded in fiscal 2005, the Company would have had a provision for income taxes of $13,581 on income before taxes of $34,725, for an effective tax rate of 39.1%. The Company is presenting taxes and tax rates without tax benefits to facilitate comparisons between the periods. In fiscal 2006, the effective tax rate before tax benefits has increased as a result of recording a valuation allowance of $243 against the deferred tax assets of the Company's Mexican subsidiary. The valuation allowance was established because of the loss incurred by this subsidiary in fiscal 2006.

In the fourth quarter of fiscal 2006, the Company adopted FASB Interpretation No. ("FIN") 47, an interpretation of SFAS No. 143. The Company recorded a charge of $111 to record the conditional asset retirement obligation and related depreciation expense associated with several properties which the Company owns or leases. Because of the immaterial impact of the accounting change, the expense associated with the adoption of FIN 47 was included in cost of sales in the accompanying consolidated statement of operations.

Net Income. Net income for fiscal 2006 was $7,118, or $0.44 per share, basic and $0.43 pei ıare, diluted. In fiscal 2005, net income was $26,752, or $1.69 per share, basic and $1.64 per share, diluted.

Liquidity and Capital Resources

The Company's Amended and Restated Credit Agreement (the "Amended Credit Agreement") provi s the Company with borrowing capacity of $175,000 in the form of a five-year $125,000 revolving credit facili nd a five-year term loan of $50,000, each maturing January 2010. The balances of the term loan and revolvin redit facility at October 31, 2007 were $22,500 and $51,100, respectively.

Under the Amended Credit Agreement, the Company has the option to select the applicable inter rate based upon two indices—a Base Rate, as defined in the Amended Credit Agreement, or the Eurodollar e, as adjusted by the Eurocurrency Reserve Percentage, if any ("LIBOR"). The selected index is combined th a designated margin from an agreed upon pricing matrix. The Base Rate is the greater of the LaSalle Bank licly announced prime rate or the Federal Funds effective rate plus 0.5% per annum. LIBOR is the pu shed Bloomberg Financial Markets Information Service rate. At October 31, 2007, the interest rate for the re ving credit facility and the term loan was LIBOR plus 1.75%. The margins for the revolving credit facility l the term loan have increased from the margins in place at October 31, 2006 because the Company's ratio of ıded debt to earnings before interest, taxes, depreciation and amortization, (EBITDA) (as defined in the Aı ıded Credit Agreement) increased in January 2007 related to additional borrowed funds (see below).

Borrowings under the Amended Credit Agreement are collateralized by a first priority security int st in substantially all of the tangible and intangible property of the Company and its domestic subsidiaries and % of the stock of foreign subsidiaries.

The Amended Credit Agreement requires the Company to observe several financial covena . At October 31, 2007, the covenants required a minimum fixed coverage ratio of 1.25 to 1.00, a maximum l rage ratio of 2.75 to 1.00 and a minimum net worth equal to the sum of $100,000 plus 50% of consolidated net ome since October 31, 2004. The Amended Credit Agreement also establishes limits for additional borr ngs, dividends, investments, acquisitions or mergers and sales of assets. On December 20, 2006, the Amende redit Agreement was further amended to permit a distribution of a special dividend to shareholders of the Co any. The covenants of the Amended Credit Agreement remain in place with exceptions permitted for this ecial dividend. The Board of Directors of the Company declared a special dividend of $2.50 per share, l on January 19, 2007 to shareholders of record as of January 5, 2007. At October 31, 2007, the Company ıs in compliance with the covenants under the Amended Credit Agreement.

Borrowings under the revolving credit facility must be repaid in full in January 2010. Repaym s of borrowings under the term loan are in equal quarterly installments of $2,500 with the final payment e on December 31, 2009. The Company may prepay the borrowings under the revolving credit facility and t term loan without penalty.

The Amended Credit Agreement specifies that upon the occurrence of an event or condition deemed have a material adverse effect on the business or operations of the Company, as determined by the admini ıtive agent of the lending syndicate or the required lenders, as defined, of 51% of the aggregate commitment uı r the Amended Credit Agreement, the outstanding borrowings become due and payable. However, the Compaı does not anticipate at this time any change in business conditions or operations that could be deemed as a ı erial adverse change by the lenders.

In July 2007, the Company entered into a finance agreement with an insurance broker for various in ance policies that bears interest at a fixed rate of 5.79% and requires monthly payments of $84 through April 2 8. In July 2006, the Company entered into a finance agreement with an insurance broker for various insurance icies that bore interest at a fixed rate of 6.67% and required monthly payments of $103 through April 2007 s of October 31, 2007 and 2006, $496 and $508, respectively, remained outstanding under these agreements aı were classified as current debt in the Company's consolidated balance sheet.

In June 2004, the Company issued a $2,000 promissory note to the State of Ohio related to specific machinery and equipment at one of the Company's Ohio facilities. The promissory note bore interest at 1% for the first year of the term and 3% per annum for the balance of the term, with interest only payments for the first year of the term. Principal payments began in August 2005 in the amount of $25, and monthly principal payments continue thereafter increasing annually until July 2011, when the loan matures. The Company may prepay this promissory note without penalty.

During fiscal 2006, the Company entered into two two-year note agreements with a bank to finance the purchase of equipment that the Company formerly leased. The notes bear interest at 6.56% and 6.91%, respectively, and require monthly payments of $55 and $81, respectively, through December 2007 and March 2008. In addition, the Company entered into a two-year capital lease agreement in the amount of $463 for computer software.

Scheduled repayments under the terms of the Credit Agreement plus repayments of other debt for the next five years are listed below:

Year	Credit Agreement	Other Debt	Total
2008	$10,000	$1,411	$11,411
2009	10,000	342	10,342
2010	53,600	351	53,951
2011	—	270	270
2012	—	—	—
2013 and thereafter	—	—	—
Total	$73,600	$2,374	$75,974

At October 31, 2007, total debt was $75,974 and total equity was $135,263, resulting in a capitalization rate of 36.0% debt, 64.0% equity. Current assets were $140,255 and current liabilities were $119,240 resulting in working capital of $21,015.

In accordance with the five-year employment agreement between the Company and the President and Chief Executive Officer, in January 2007 the Company liquidated the assets of its rabbi trust, realizing a gain of $243 included in other income in the accompanying consolidated statement of operations. The proceeds of the liquidation were used to fund the supplemental executive retirement plan for the President and Chief Executive Officer in the amount of $1,868.

Cash was generated by net income and by expenses charged to earnings to arrive at net income that do not require a current outlay of cash amounting to $39,912 in fiscal 2007 compared to $43,525 in fiscal 2006. The decrease of $3,613 reflects increased net income, lower depreciation and amortization, lower asset impairment charges and a reduction in the net deferred tax liability position.

Working capital changes since October 31, 2006 have provided funds of $22,039. Since October 31, 2006, accounts receivable have decreased by $2,980. The decrease in accounts receivable reflect the lower level of sales during fiscal 2007. Inventory at October 31, 2007 decreased by $12,299 since the end of fiscal 2006 and reflects the billing of funds incurred for customer tooling programs and the adjustment of inventory levels to current sales demand. Prepaids and other assets and payables and other liabilities reflect the liquidation of the assets of the Company's rabbi trust and the use of those proceeds to fund the Company's obligation to its CEO for the supplemental executive retirement plan, established as part of the CEO's employment agreement. Additionally, payables and other liabilities reflect a reduced current pension obligation due to improved funding of the Company's defined benefit pension plans. Considering the decrease in overdraft balances of $5,637, accounts payable, net have increased $378.

Capital expenditures in fiscal 2007 were $9,262.

Financing activity in fiscal 2007 reflects the borrowing of funds of $40,872 that were used to / the aforementioned special dividend of $2.50 per share paid on January 19, 2007. In addition, the Company l used funds generated from operations to repay debt of $54,931 in fiscal 2007.

After considering letters of credit of $5,654 that the Company has issued, available funds un the Amended Credit Agreement were $68,246 at October 31, 2007. The Company believes that funds availabl nder the Amended Credit Agreement and cash flow from operations will provide sufficient liquidity to meet cash requirements through October 31, 2007 and until the expiration of the revolving credit facility in Januar 010, including capital expenditures, pension obligations and scheduled repayments of $10,000 in the aggregat nder the Amended Credit Agreement in accordance with the repayment terms, plus repayments of $1,411 c other debt. Furthermore, the Company does not anticipate at this time any change in business conditions or op tions of the Company that could be deemed as a material adverse change by the agent bank or required len s, as defined, and thereby result in declaring borrowed amounts as immediately due and payable.

As of October 31, 2007, the Company has $2,855 of commitments for capital expenditures, comm ents under non-cancelable operating leases aggregating $13,021 and $83 committed under capital lease obli ions. These capital expenditures in 2008 are for the support of current and new business, expected increases in sting business, and enhancements of production.

The following table reflects the Company's contractual obligations and commercial commitment s of October 31, 2007. Commercial commitments include standby letters of credit, guarantees and other p ntial cash outflows resulting from a contingent event that requires performance by the Company.

Contractual Obligations and Commitments
(amounts in thousands)

		Payment due by period					
	Total	2008	2009	2010	2011	2012	[illegible] and after
Insurance broker financing agreement, including interest	$ 496	$ 496	$ —	$ —	$ —	$ —	—
Credit facility	73,600	10,000	10,000	53,600	—	—	—
Interest expense on credit facility(1)	8,073	4,487	2,641	945	—	—	—
Purchase obligations(2)	56,814	56,814	—	—	—	—	—
Capital leases, including interest	83	81	2	—	—	—	—
Operating leases	13,021	2,542	2,496	2,194	1,999	1,977	313
Current funding for pension and post-retirement benefits(3)	526	526	—	—	—	—	—
Other long-term obligations, including interest	1,880	877	365	365	273	—	—
Total contractual obligations	$154,493	$75,823	$15,504	$57,104	$2,272	$1,977	313
Capital expenditure commitments	$ 2,855	$ —	$ —	$ —	$ —	$ —	—
Letters of credit	5,654	—	—	—	—	—	—
Total commitments	$ 8,509	$ —	$ —	$ —	$ —	$ —	—

(1) Future interest expense was computed based upon forecasted and scheduled future principal repay nts. Interest rates as of October 31, 2007 were assumed to decrease in future periods due to improvemen the Company's leverage ratio.

(2) In the ordinary course of business, the Company authorizes its suppliers to supply the Company w the materials necessary to fulfill its obligation to supply released production schedules to its auto tive

customers. The Company's authorizations to its suppliers amounted to approximately $57 million as of October 31, 2007, and are included in the Contractual Obligations and Commitments table above under Purchase Obligations. The Company's releases from its customers for products containing such material amounted to approximately $81 million at October 31, 2007.

(3) Amount represents expected contributions to the Company's defined benefit pension and post-retirement plans for the year ending October 31, 2008. Future expected amounts have not been disclosed as such amounts are dependent upon the annual actuarial valuation of pension plan assets and liabilities.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

New Accounting Standards

In July 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN No. 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is continuing to evaluate the impact that FIN 48 could have on its financial position and results of operations when adopted and the Company estimates, at this time, that the adoption could result in a charge to beginning retained earnings at November 1, 2007, in the range of approximately $1,500 to $2,500.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 158 requires an employer to recognize a plan's funded status in its statement of financial position, measure a plan's assets and obligations as of the end of the employer's fiscal year and recognize the changes in a defined benefit postretirement plan's funded status in comprehensive income in the year in which the changes occur. SFAS 158's requirement to recognize the funded status of a benefit plan and new disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. See footnote 9 for discussion of the effect of SFAS 158 on the Company's financial position, results of operations and cash flows.

Effect of Inflation

Inflation generally affects the Company by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, equipment and raw materials. The general level of inflation has not had a material effect on the Company's financial results for the past three years.

Forward-looking Statements

Certain statements made by the Company in this Annual Report on Form 10-K regarding earnings or general belief in the Company's expectations of future operating results are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, forward-looking statements are statements that relate to the Company's operating performance, events or developments that the Company believes or expects to occur in the future, including those that discuss strategies, goals, outlook, or other non-historical matters, or that relate to future sales, earnings expectations, cost savings, awarded sales, volume growth, earnings or general belief in the Company's expectations of future operating results. The forward-looking statements are made on the basis of management's assumptions and expectations. As a result, there can be no guarantee or assurance that these assumptions and expectations will in fact occur. The forward-l ing statements are subject to risks and uncertainties that may cause actual results to materially differ from ose contained in the statements. Some, but not all of the risks, include the ability of the Company to accomp its strategic objectives with respect to implementing its sustainable business model; the ability to obtain future les; changes in worldwide economic and political conditions, including adverse effects from terrorism or ited hostilities; costs related to legal and administrative matters; the Company's ability to realize cost s ngs expected to offset price concessions; inefficiencies related to production and product launches that are ater than anticipated; changes in technology and technological risks; increased fuel and utility costs; work sto ges and strikes at the Company's facilities and that of the Company's customers; the Company's dependence the automotive and heavy truck industries, which are highly cyclical; the dependence of the automotive indus on consumer spending, which is subject to the impact of domestic and international economic conditions, inc ing increased energy costs affecting car and light truck production, and regulations and policies reg ing international trade; financial and business downturns of the Company's customers or vendors, includir any production cutbacks or bankruptcies; increases in the price of, or limitations on the availability of, ste the Company's primary raw material, or decreases in the price of scrap steel; the successful launch and con ner acceptance of new vehicles for which the Company supplies parts; the occurrence of any event or conditic hat may be deemed a material adverse effect under Amended Credit Agreement; pension plan funding require its; and other factors, uncertainties, challenges and risks detailed in the Company's other public filings wi the Securities and Exchange Commission. Any or all of these risks and uncertainties could cause actual res to differ materially from those reflected in the forward-looking statements. These forward-looking state nts reflect management's analysis only as of the date of the filing of this Annual Report on Form 10-K The Company undertakes no obligation to publicly revise these forward-looking statements to reflect eve or circumstances that arise after the date hereof. In addition to the disclosures contained herein, readers uld carefully review risks and uncertainties contained in other documents the Company files from time to tim ith the Securities and Exchange Commission.

Item 7A. Quantitative And Qualitative Disclosures About Market Risk
(Dollar amounts in thousands)

The Company's major market risk exposure is primarily due to possible fluctuations in interest rates a ey relate to its variable rate debt. The Company does not enter into derivative financial investments for trad or speculation purposes. As a result, the Company believes that its market risk exposure is not material the Company's financial position, liquidity or results of operations.

Interest Rate Risk

The Company is exposed to market risk through variable rate debt instruments. As of October 31, 200 the Company had $73,600 outstanding under the Amended Credit Agreement. Based on October 31, 2007 ebt levels, a 50 basis point change in interest rates would impact interest expense by approximately $479 annual

In the normal course of business, the Company employs established policies and procedures to m ge exposure to changes in interest rates. The Company's objective in managing the exposure to interest rate ch ges is to limit the volatility and impact of interest rate changes on earnings and cash flows. In January 200 the Company entered into a $25,000 interest rate collar agreement that resulted in fixing the interest rate on a p on of the term loan under the Amended Credit Agreement between a floor of 3.08% and a cap of 5.25%. The lar agreement terminated on January 12, 2007.

In accordance with SFAS No. 133, the Company had designated the interest rate collar as a cash flow ge and recognized the fair value of the interest rate swap agreement on the consolidated balance sheet. Gain nd losses related to a hedge and that result from changes in the fair value of the hedge are either recogniz in income immediately to offset the gain or loss on the hedged item, or deferred and reported as a compon of other comprehensive income (loss) in stockholders' equity and subsequently recognized in income whe he hedged item affects net income. The ineffective portion of the change in fair value of a hedge is recognized in income immediately. There was no hedge ineffectiveness for the years ended October 31, 2007, 2006 and 2005. The deferred gains on the hedge were recognized in net income upon termination of the hedge in the first quarter of fiscal 2007.

Foreign Currency Exchange Rate Risk

In order to reduce the impact of changes in foreign exchange rates on the consolidated results of operations, the Company enters into foreign currency forward exchange contracts periodically. There were no foreign currency forward exchange contracts outstanding at October 31, 2007. The intent of any contracts entered by the Company is to reduce exposure to currency movements affecting foreign currency purchase commitments. Changes in the fair value of forward exchange contracts are recorded in the consolidated statements of operations. The Company's risks related to foreign currency exchange risks have historically not been material. The Company does not expect the effects of these risks to be material in the future based on current operating and economic conditions in the countries and markets in which it operates.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

The following Financial Statement Schedule for the three years ended October 31, 2007 is include n Item 15 of this Annual Report on Form 10-K:

All other schedules are omitted because they are not applicable or the required information is shown in e financial statements or notes thereto.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of Shiloh Industries, Inc.

The management of Shiloh Industries, Inc. and its subsidiaries (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system of Shiloh Industries, Inc. was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Shiloh Industries, Inc. assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control – Integrated Framework." Based on this assessment, management believes that, as of October 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessments of the effectiveness of internal control over financial reporting as of October 31, 2007 have been audited by Grant Thornton LLP, an independent registered public accounting firm, who expressed unqualified opinion as stated in their report, a copy of which is included in this annual report.

/s/ Theodore K. Zampetis
President and Chief Executive Officer

/s/ Stephen E. Graham
Chief Financial Officer

December 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Shiloh Industries, Inc.

We have audited Shiloh Industries, Inc. (a Delaware Corporation) and subsidiaries (the Company) ir nal control over financial reporting as of October 31, 2007, based on criteria established in *In nal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Tre vay Commission (COSO). The Company's management is responsible for maintaining effective internal contrc ver financial reporting and for its assessment of the effectiveness of internal control over financial rep ng, included in the accompanying Management's Report on Internal Control Over Financial Reporting Our responsibility is to express an opinion on the Company's internal control over financial reporting based our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Ov ght Board (United States). Those standards require that we plan and perform the audit to obtain reasonable ass nce about whether effective internal control over financial reporting was maintained in all material respect Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk at a material weakness exists, testing and evaluating the design and operating effectiveness of internal control sed on the assessed risk, and performing such other procedures as we considered necessary in the circumstanc We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable ass nce regarding the reliability of financial reporting and the preparation of financial statements for external purp s in accordance with generally accepted accounting principles. A company's internal control over financial re ing includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable ail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reas ble assurance that transactions are recorded as necessary to permit preparation of financial statements in acco nce with generally accepted accounting principles, and that receipts and expenditures of the company are being ade only in accordance with authorizations of management and directors of the company; and (3) provide reas ble assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or tect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the ri that controls may become inadequate because of changes in conditions, or that the degree of compliance w the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over fi cial reporting as of October 31, 2007, based on criteria established in *Internal Control – Integrated Fran ork* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight ard (United States), the consolidated balance sheet of the Company and its subsidiaries as of October 31, 20 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then end and our report dated December 19, 2007 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton LLP

Cleveland, Ohio
December 19, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Shiloh Industries, Inc.

We have audited the accompanying consolidated balance sheet of Shiloh Industries, Inc. (a Delaware corporation) and subsidiaries (the Company) as of October 31, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shiloh Industries, Inc. and subsidiaries as of October 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial statement schedule listed in Item 15(a)(2) of this Form 10-K is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Notes 1 and 9 to the consolidated financial statements, effective October 31, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Shiloh Industries, Inc.'s internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)" and our report dated December 19, 2007 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Cleveland, Ohio
December 19, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Shiloh Industries, Inc.

We have audited the accompanying consolidated balance sheet of Shiloh Industries, Inc. and subsi ries (the "Company") as of October 31, 2006, and the related consolidated statements of operations, stockh ers' equity, and cash flows for each of the two years in the period ended October 31, 2006. Our audits also in ded the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and the fi cial statement schedule are the responsibility of the Company's management. Our responsibility is to exp an opinion on the financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Ov ight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable ass nce about whether the financial statements are free of material misstatement. An audit includes examining, o test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also i ides assessing the accounting principles used and significant estimates made by management, as well as eva ting the overall financial statement presentation. We believe that our audits provide a reasonable basis our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the fi icial position of Shiloh Industries, Inc. and subsidiaries as of October 31, 2006, and the results of their operati and their cash flows for each of the two years in the period ended October 31, 2006, in conformity with acc ting principles generally accepted in the United States of America. Also, in our opinion, such financial sta nent schedule, when considered in relation to the basic consolidated financial statements taken as a whole, p ents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 11 to the consolidated financial statements, the Company changed its me d of accounting for stock-based compensation with the adoption of Statement of Financial Accounting St ards No. 123 (Revised 2004), "Share Based Payment" effective November 1, 2005.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
December 21, 2006

SHILOH INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands, except per share data)

	October 31, 2007	October 31, 2006
ASSETS:		
Cash and cash equivalents	$ 131	$ 367
Accounts receivable, net	97,985	99,433
Related party accounts receivable	2,138	3,670
Income tax receivable	—	2,015
Inventories, net	32,345	44,644
Deferred income taxes	6,691	6,431
Prepaid expenses	965	971
Investments in rabbi trust	—	1,677
Total current assets	140,255	159,208
Property, plant and equipment, net	199,845	221,823
Other assets	1,010	2,004
Total assets	$341,110	$383,035
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current debt	$ 11,411	$ 12,705
Accounts payable	77,852	77,474
Accrued income taxes	1,970	—
Other accrued expenses	27,756	33,260
Accrued restructuring charges	251	750
Total current liabilities	119,240	124,189
Long-term debt	64,563	72,179
Deferred income taxes	15,871	16,237
Long-term benefit liabilities	5,909	7,987
Other liabilities	264	427
Total liabilities	205,847	221,019
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 per share; 5,000,000 shares authorized; no shares issued and outstanding at October 31, 2007 and 2006	—	—
Common stock, par value $.01 per share; 25,000,000 shares authorized; 16,354,699 and 16,313,883 shares issued and outstanding at October 31, 2007 and 2006, respectively	164	163
Paid-in capital	59,791	58,700
Retained earnings	87,469	118,791
Accumulated other comprehensive loss:		
Pension related liability, net	(12,161)	(15,779)
Fair value of interest rate collar, net	—	3
Unrealized holding gain on investments, net	—	138
Total stockholders' equity	135,263	162,016
Total liabilities and stockholders' equity	$341,110	$383,035

The accompanying notes are an integral part of these consolidated financial statements.

SHILOH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollar and share amounts in thousands, except per share data)

	Years Ended October 3[illegible]		
	2007	2006	[illegible]5
Revenues	$590,414	$620,375	$6 [illegible] 579
Cost of sales	533,247	562,118	5 [illegible] 732
Gross profit	57,167	58,257	[illegible] 847
Selling, general and administrative expenses	32,801	37,669	[illegible] 588
Asset impairment charges	137	3,072	[illegible] 586
Restructuring charges	100	1,625	—
Operating income	24,129	15,891	[illegible] 673
Interest expense	7,486	6,083	[illegible] 010
Interest income	68	45	[illegible] 145
Other (expense) income, net	374	389	(83)
Income before income taxes	17,085	10,242	[illegible] 725
Provision for income taxes	7,535	3,124	[illegible] 973
Net income	$ 9,550	$ 7,118	$ [illegible] 752
Earnings per share:			
Basic earnings per share	$ 0.58	$ 0.44	$ [illegible].69
Weighted average number of common shares	16,348	16,078	[illegible]15
Diluted earnings per share	$ 0.58	$ 0.43	$ [illegible].64
Weighted average number of common shares	16,481	16,429	[illegible]121

The accompanying notes are an integral part of these consolidated financial statements.

SHILOH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)

	Years Ended October 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 9,550	$ 7,118	$ 26,752
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	31,873	34,431	33,533
Amortization of deferred financing costs	277	305	1,783
Asset impairment charges	137	3,072	1,586
Non-cash restructuring charges and pension curtailment	—	1,426	—
Deferred income taxes	(2,391)	(3,553)	1,001
Stock-based compensation expense	418	321	—
Amortization of unearned compensation	—	—	106
Tax benefit on employee stock options and stock compensation	—	—	261
Loss on sale of assets	48	405	26
Changes in operating assets and liabilities:			
Accounts receivable	2,980	10,872	(26,148)
Inventories	12,299	(14,986)	7,522
Prepaids and other assets	(263)	368	745
Payables and other liabilities	3,038	(1,759)	(31,019)
Accrued income taxes	3,985	(3,512)	1,848
Net cash provided by operating activities	61,951	34,508	17,996
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(9,262)	(19,361)	(22,394)
Proceeds from sale of assets	220	560	218
Sale (purchase) of investment securities	1,800	(252)	(252)
Net cash used in investing activities	(7,242)	(19,053)	(22,428)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from short-term borrowings	922	1,008	923
Repayments of short-term borrowings	(935)	(965)	(917)
Payment of capital lease	(344)	(326)	(98)
Increase (decrease) in overdraft balances	(5,637)	2,602	20,106
Proceeds from long-term borrowings	45,100	23,627	169,300
Repayments of long-term borrowings	(53,652)	(42,202)	(182,651)
Payment of dividends	(40,872)	—	—
Proceeds from exercise of stock options	234	314	197
Tax benefit on employee stock options and stock compensation	239	193	—
Redemption of preferred shares	—	—	(4,524)
Payment of deferred financing costs	—	—	(713)
Net cash provided by (used in) financing activities	(54,945)	(15,749)	1,623
Net decrease in cash and cash equivalents	(236)	(294)	(2,809)
Cash and cash equivalents at beginning of year	367	661	3,470
Cash and cash equivalents at end of year	$ 131	$ 367	$ 661

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollar amounts in thousands, except per share data)

	Preferred Stock ($.01 Par Value)	Preferred Stock Paid-In Capital	Common Stock ($.01 Par Value)	Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Loss	T[illegible] Stockh[illegible]ers' Eq[illegible]
November 1, 2004	$ 1	$ 4,044	$157	$57,428	$ 85,153	$(106)	$(17,116)	$12[illegible]1
Net income	—	—	—	—	26,752	—	—	2[illegible]2
Minimum pension liability, net of tax benefit of $131	—	—	—	—	—	—	(2,299)	([illegible]9)
Fair value of hedge	—	—	—	—	—	—	6	6
Unrealized holding gain	—	—	—	—	—	—	35	5
Comprehensive income	—	—	—	—	—	—	—	2[illegible]4
Redemption of preferred shares	(1)	(4,044)	—	—	(232)	—	—	([illegible]7)
Exercise of stock options	—	—	—	278	—	—	—	[illegible]8
Related party transactions with MTD Consumer Group Inc. net of tax of $4	—	—	—	(7)	—	—	—	[illegible]7)
Issuance of common stock in connection with unearned compensation	—	—	2	177	—	—	—	[illegible]
Unearned compensation	—	—	—	—	—	106	—	[illegible]
October 31, 2005	—	—	159	57,876	111,673	—	(19,374)	150[illegible]
Net income	—	—	—	—	7,118	—	—	7[illegible]
Minimum pension liability, net of tax of $2,146	—	—	—	—	—	—	3,734	3,[illegible]
Fair value of hedge, net of tax benefit of $1	—	—	—	—	—	—	(3)	[illegible])
Unrealized holding gain, net of tax of $83	—	—	—	—	—	—	5	[illegible]
Comprehensive income	—	—	—	—	—	—	—	10,[illegible]
Exercise of stock options	—	—	4	503	—	—	—	[illegible]
Stock options compensation cost	—	—	—	321	—	—	—	[illegible]
October 31, 2006	—	—	163	58,700	118,791	—	(15,638)	162,[illegible]
Net income	—	—	—	—	9,550	—	—	9,[illegible]
Minimum pension liability, net of tax of $5,208	—	—	—	—	—	—	9,900	9,[illegible]
Fair value of hedge, net of tax benefit of $2	—	—	—	—	—	—	(3)	[illegible]
Unrealized holding gain, net of tax of $83	—	—	—	—	—	—	(138)	([illegible]
Comprehensive income	—	—	—	—	—	—	—	19,[illegible]
Adjustment recognized upon adoption of SFAS No. 158, net of tax benefit of $3,443	—	—	—	—	—	—	(6,282)	(6,2[illegible]
Exercise of stock options	—	—	1	234	—	—	—	2[illegible]
Stock options compensation cost	—	—	—	418	—	—	—	4[illegible]
Tax benefit on stock options and stock option compensation cost	—	—	—	239	—	—	—	2[illegible]
Related party transactions with MTD Consumer Group Inc.	—	—	—	200	—	—	—	2[illegible]
Cash dividend, $2.50 per share	—	—	—	—	(40,872)	—	—	(40,8[illegible]
October 31, 2007	$—	$ —	$164	$59,791	$ 87,469	$ —	$(12,161)	$135,2[illegible]

The accompanying notes are an integral part of these consolidated financial statements.

SHILOH INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

Note 1—Summary of Significant Accounting Policies

General

Shiloh Industries, Inc. and its subsidiaries ("the Company") is a full service manufacturer of first operation blanks, engineered welded blanks, complex stampings and modular assemblies for the automotive, heavy truck and other industrial markets. In addition, the Company is a designer and engineer of precision tools and dies and welding and assembly equipment for use in its blanking and stamping operations and for sale to original equipment manufacturers ("OEMs"), Tier I automotive suppliers and other industrial customers. The Company's blanks, which are engineered two dimensional shapes cut from flat-rolled steel, are principally sold to automotive and truck OEMs and are used for exterior steel components, such as fenders, hoods and doors. These blanks include first operation exposed and unexposed blanks and more advanced engineered welded blanks. Engineered welded blanks generally consist of two or more sheets of steel of the same or different material grade, thickness, or coating that are welded together utilizing both mash seam resistance and laser welding. The Company's stampings are principally used as components in mufflers, seat frames, structural rails, window lifts, heat shields, vehicle brakes and other structural body components.

The Company also builds modular assemblies, which include components used in the structural and powertrain systems of a vehicle. Structural systems include bumper beams, door impact beams, steering column supports, chassis components and structural underbody modules. Powertrain systems consist of deep draw components, such as oil pans, transmission pans and valve covers. Additionally, the Company provides a variety of intermediate steel processing services, such as oiling, leveling, cutting-to-length, slitting, edge trimming of hot and cold-rolled steel coils and inventory control services for automotive and steel industry customers. The Company has fifteen wholly owned subsidiaries at locations in Ohio, Michigan, Georgia, Tennessee and Mexico.

More than 50% of the Company's publicly traded shares of Common Stock are owned by MTD Holdings Inc and the MTD Products Inc Master Employee Benefit Trust, a trust fund established and sponsored by MTD Products, making MTD a related party of the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of Shiloh Industries, Inc. and all wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Revenue Recognition

In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, the Company recognizes revenue when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and collectibility of revenue is reasonably assured. The Company records revenues upon shipment of product to customers and transfer of title under standard commercial terms. Price adjustments are recognized in the period when management believes that such amounts become probable.

Shipping and Handling Costs

The Company classifies all amounts billed to a customer in a sales transaction related to shipping and handling as revenue and the costs incurred by the Company for shipping and handling are classified as costs of sales.

Inventories

Inventories are valued at the lower of cost or market, using the first-in first-out ("FIFO") method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance, repairs and renewal re charged to expense as incurred, while major improvements are capitalized. The cost of these improveme is depreciated over their estimated useful lives. Useful lives range from five to twelve years for furniture ıd fixtures and machinery and equipment, or if the assets are dedicated to a customer program, over the estin :d life of that program, ten to twenty years for land improvements and twenty to forty years for buildings and ir related improvements. Depreciation is computed using the straight-line method for financial reporting pur es and accelerated methods for income tax purposes. When assets are retired or otherwise disposed, the related st and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is incl :d in the earnings for the current period.

Employee Benefit Plans

The Company accrues the cost of defined benefit pension plans, which cover a majority of the Compa 's employees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87, "Emplo s' Accounting for Pensions." The plans are funded based on the requirements and limitations of the Empl e Retirement Income Security Act of 1974. The majority of employees of the Company also participat n discretionary profit sharing plans administered by the Company. The Company also provides postretire ıt benefits to approximately 180 employees.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pen n and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 8 requires an employer to recognize a plan's funded status in its statement of financial position, measure a pl s assets and obligations as of the end of the employer's fiscal year and recognize the changes in a defined be t postretirement plan's funded status in comprehensive income in the year in which the changes occur. For e Company, SFAS 158's requirement to recognize the funded status of a benefit plan and new disclo e requirements became effective as of the end of the fiscal year ending October 31, 2007. The requiremen) measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of finan l position is effective for fiscal years ending after December 15, 2008. See footnote 9 for discussion of the ef t of SFAS 158 on the Company's financial position, results of operations and cash flows.

Stock-Based Compensation

Effective November 1, 2005, the Company adopted SFAS No. 123 (Revised 2004), "Share-Ba l Payment." For the Company, SFAS No. 123R affects the stock options that have been granted and requires Company to expense share-based payment ("SBP") awards with compensation cost for SBP transacti measured at fair value. The Company adopted the modified-prospective transition method and accordingly not restate amounts in prior fiscal years. The Company has elected to use the simplified method of calculating expected term of the stock options and historical volatility to compute fair value under the Black-Scholes opti pricing model. The risk-free rate for periods within the contractual life of the option is based on the U.S. z coupon Treasury yield in effect at the time of grant. Forfeitures have been estimated to be zero.

In accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transit and Disclosure—an amendment of SFAS No. 123" ("SFAS No. 148"), the Company elected to continue applyi the intrinsic value approach under the APB Opinion No. 25 in accounting for its stock-based compensation plans prior to November 1, 2005. Accordingly, the Company did not recognize compensation expense for stock options when the exercise price at the grant date was equal to or greater than the fair market value of the stock at that date.

The following table illustrates the effect on net income and net income per share as if the fair value based method had been applied to all outstanding and vested awards in each period:

	2005
Net income, as reported	$26,752
Less: Cumulative preferred stock dividend, as if declared	—
Add back: Stock-based compensation expense, net of tax, as reported	65
Less: Stock-based compensation expense, net of tax, pro forma	(453)
Pro forma net income	$26,364
Basic net income per share—as reported	$ 1.69
Basic net income per share—pro forma	$ 1.67
Diluted net income per share—as reported	$ 1.64
Diluted net income per share—pro forma	$ 1.62

Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes", the Company utilizes the asset and liability method in accounting for income taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of various assets and liabilities and operating loss and tax credit carryforwards using enacted rates in effect for the year in which differences are expected to reverse. The Company establishes a valuation allowance against deferred tax assets whenever it is more likely than not that such deferred tax assets will not be realized.

Impairment

The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances which could cause an impairment include significant underperformance relative to the expected historical or projected future operating results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business or significant negative industry or economic trends. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable or the useful life has changed in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Comprehensive Income

SFAS No. 130, "Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components in financial statements. Comprehensive income consists of net income, pension related liability adjustments, net unrealized holding gains on available for sale securities and the fair value of hedge adjustments and is presented in the consolidated statements of stockholders' equity.

Statement of Cash Flows Information

Cash and cash equivalents include checking accounts and all highly liquid investments with an o inal maturity of three months or less.

Supplemental disclosures of cash flow information are as follows:

	Years Ended October 31,		
	2007	2006	2005
Cash paid for:			
Interest	$7,054	$6,194	$6,29
Income taxes, net of refunds	$5,318	$9,857	$5,48
Non-cash investing and financing activities:			
Purchase of assets under capital lease	$ —	$ 463	$ —

Concentration of Credit Risk

The Company sells products to customers primarily in the automotive and heavy truck industries. Fir :ial instruments, which potentially subject the Company to concentration of credit risk, are primarily ac ınts receivable. The Company performs on-going credit evaluations of its customers' financial conditior The allowance for non-collection of accounts receivable is based on the expected collectibility of all ac .nts receivable. Losses have historically been within management's expectations. The Company does not ave financial instruments with off-balance sheet risk. Refer to Note 14—Business Segment Informatic for discussion of concentration of revenues.

As of October 31, 2007, the Company had approximately 1,780 employees. A total of approximatel ?70 employees at three of the Company's subsidiaries are covered by three collective bargaining agreements tl are due to expire in August 2008, June 2011 and November 2012.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade receivables and payables approximate fair lue because of the short maturity of those instruments. The carrying value of the Company's debt is conside . to approximate the fair value of these instruments based on the borrowing rates currently available to the Cor ıny for loans with similar terms and maturities.

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securitie: the Company determined that all of its investments associated with the supplemental executive retirement plar ere classified as available-for-sale. These investments were carried at fair value, and the unrealized gain was rej ted in other comprehensive income, until fiscal 2007 when the investments were sold and the gain was realize(The realized gain of $243 is reflected in other income in the accompanying consolidated statement of operatio for fiscal 2007.

Derivative Financial Instruments

The Company does not engage in derivatives trading, market-making or other speculative activitie: The intent of any contracts entered by the Company is to reduce exposure to currency movements affecting f(.gn currency purchase commitments. The Company's risks related to foreign currency exchange risks ıve historically not been material. The Company does not expect the effects of these risks to be material in the ; ıre based on current operating and economic conditions in the countries and markets in which it operates. ' :se contracts are marked-to-market and the resulting gain or loss is recorded in the consolidated statemei of operations in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. As of October 31, 2007 and 2006, there were no foreign currency forward exchange contracts outstanding.

In the normal course of business, the Company employs established policies and procedures to manage exposure to changes in interest rates. The Company's objective in managing the exposure to interest rate changes is to limit the volatility and impact of interest rate changes on earnings and cash flows. In January 2005, the Company entered into a $25,000 interest rate collar agreement that resulted in fixing the interest rate on a portion of the term loan under the Amended Credit Agreement between a floor of 3.08% and a cap of 5.25%. The collar agreement terminated on January 12, 2007.

In accordance with SFAS No. 133, the Company designated the interest rate collar as a cash flow hedge and recognized the fair value of the interest rate swap agreement on the consolidated balance sheet. Gains and losses related to a hedge and that resulted from changes in the fair value of the hedge were either recognized in income immediately to offset the gain or loss on the hedged item, or deferred and reported as a component of other comprehensive income (loss) in stockholders' equity and subsequently recognized in income when the hedged item affects net income. The ineffective portion of the change in fair value of a hedge was recognized in income immediately. There was no hedge ineffectiveness for the years ended October 31, 2007, 2006 and 2005. The deferred gains on the hedge were recognized in the accompanying consolidated statement of operations upon termination of the hedge in the first quarter of fiscal 2007.

Guarantees

The Company adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"), during fiscal 2003. The Company has certain indemnification clauses within its credit facility and certain lease agreements that are considered to be guarantees within the scope of FIN No. 45. The Company does not consider these guarantees to be probable and the Company cannot estimate the maximum exposure. Additionally, the Company's exposure to warranty-related obligations is not material.

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates based upon current available information. Actual results could differ from those estimates.

Other New Accounting Standards

In July 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN No. 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is continuing to evaluate the impact that FIN 48 could have on its financial position and results of operations when adopted and the Company estimates, at this time, that the adoption could result in a charge to beginning retained earnings at November 1, 2007, in the range of approximately $1,500 to $2,500.

Note 2—Asset Impairment and Restructuring Charges

In October 2006, management presented to the Board of Directors an assessment of its current busir ; at its Cleveland Stamping facility. This facility, which is leased from MTD Products Inc. ("MTD") as part the acquisition by the Company of MTD Automotive in 1999, is faced with declining business volumes. Tl .wo major customers at the Cleveland Stamping facility have concluded programs for which the Company pr ded components. The Company therefore committed to a plan to cease operation of the Cleveland facility of October 31, 2007. As a result, the Company has recorded an impairment charge to reduce long-lived . ets, acquired since the acquisition, to their estimated fair value. The Company recorded an estimated restruc ing charge related to approximately 200 employees for severance, health insurance and curtailment of the reti ent plan for employees of the Cleveland plant at October 31, 2006, and made adjustments to these estimates in ;cal 2007 as the plan to cease operation was put into effect. A summary of these charges, which are included the accompanying consolidated statements of operations for fiscal 2007 and 2006, is below.

	2007	2006
Asset impairment	$137	$3,07
Restructuring		
Severance and benefits	100	$ 75
Pension curtailment	—	87
Total restructuring	$100	$1,62

An analysis of restructuring charges and related reserves of the Company for fiscal 2007 is as follows:

	Restructuring Reserves at October 31, 2006	Restructuring Charges	Cash Payments	Restructurin Reserves at October 31, 20
Restructuring				
Severance and benefits	$750	$100	$(599)	$251

Note 3—Accounts Receivable

Accounts receivable are expected to be collected within one year and are net of an allowance for d tful accounts in the amount of $685 and $680 at October 31, 2007 and 2006, respectively. The Company reco zed net bad debt expense of $653, $247 and $659 during fiscal 2007, 2006 and 2005, respectively, in the conso ited statement of operations.

The Company continually monitors its exposure with its customers and additional consideration is g n to individual accounts in light of the market conditions in the automotive industry.

Note 4—Inventories

	October 31, 2007	October 31, 2006
Inventories consist of the following:		
Raw materials	$13,493	$17,9
Work-in-process	5,441	6,2
Finished goods	11,893	12,9
Total material	30,827	37,1
Tooling	1,518	7,5
Total inventory	$32,345	$44,6

Total cost of inventory is net of reserves to reduce certain inventory from cost to net realizable value. Such reserves aggregated $2,832 and $2,238 at October 31, 2007 and 2006, respectively.

Note 5—Other Assets

	October 31,	
	2007	2006
Other assets consist of the following:		
Long-term pension assets	$ 354	$1,078
Deferred financing costs	523	800
Other	133	126
Total	$1,010	$2,004

Deferred financing costs are amortized over the term of the debt. During fiscal 2007, 2006 and 2005, amortization of these costs amounted to $277, $305 and $1,783, respectively. Accumulated amortization was $3,056 and $2,779 as of October 31, 2007 and 2006, respectively. The Company recorded additional amortization of deferred financing costs as a result of entry into the amended and restated credit agreement on January 18, 2005 in the amount of $1,322 in fiscal 2005.

Investments in the rabbi trust were classified as other current assets at October 31, 2006 in the accompanying consolidated balance sheet. These assets were liquidated in January 2007 in order to pay the liability generated by the Supplemental Executive Retirement Plan. See Note 11 for further discussion of the President and Chief Executive Officer Employment Agreement.

Note 6—Property, Plant and Equipment

Property, plant and equipment consist of the following:

	October 31,	
	2007	2006
Land	$ 8,588	$ 8,530
Buildings and improvements	104,109	103,814
Machinery and equipment	333,919	326,170
Furniture and fixtures	10,402	21,471
Construction in progress	8,977	8,775
Total, at cost	465,995	468,760
Less: Accumulated depreciation	266,150	246,937
Property, plant and equipment, net	$199,845	$221,823

Depreciation expense was $31,873, $34,431 and $33,533 in fiscal 2007, 2006 and 2005, respectively.

During the years ended October 31, 2007, 2006 and 2005, interest capitalized as part of property, plant and equipment was $341, $538 and $352, respectively. The Company had commitments for capital expenditures of approximately $2,855 at October 31, 2007. At October 31, 2007 and 2006, property, plant and equipment included equipment with a cost of $1,015 and $1,050 and accumulated depreciation of $768 and $546, respectively, as a result of capital leases outstanding.

The Company adopted FIN 47 as of October 31, 2006. As a result, the Company recorded an set retirement cost of $170, related accumulated depreciation of $111 and a liability for the asset retire nt obligation of $170, measured using current cost estimates on an undiscounted basis. The remaining set retirement cost of $59 was impaired during fiscal 2007. The costs represent the Company's estimates of sts that could be incurred in order to properly dispose of the related property, if such disposal were to occur he cost and accumulated depreciation are included in the table above and the obligation for asset retireme is included in other liabilities in the accompanying consolidated balance sheet. The effect of adopting FI 47 represents the effect of depreciating the asset retirement cost over the life of the related property fro its acquisition through October 31, 2006. The effect was $69 after tax, or less than $.01 per share. Because c he immaterial impact of the accounting change, the expense associated with the adoption of FIN 47 was includ in cost of sales in the accompanying consolidated statement of operations.

The Company's lease of the Cleveland Stamping facility from MTD Products Inc contains a provisior at could require the Company, at the lessor's option, to remove the plant and restore the property, exclusi of environmental matters that pre-date the beginning of the lease. The estimate of this conditional asset retire nt obligation requires management to make significant estimates and assumptions relating to the measureme of such liabilities, which could be impacted by the Company's restructuring plan (see Note 2). Any change i ie estimate will be accounted for in accordance with FIN 47. Management does not currently believe that any ch change would be material to the Company's financial position, results of operations or cash flows.

Note 7—Financing Arrangements

Debt consists of the following:

	October 31, 2007	October 31, 2006
Amended and Restated Credit Agreement—interest at 6.86% and 6.81% at October 31, 2007 and 2006, respectively	$73,600	$80,300
Insurance broker financing agreement	496	508
State of Ohio promissory note	1,291	1,612
Two-year notes	504	2,035
Capital lease debt	83	429
Total debt	75,974	84,884
Less: Current debt	11,411	12,705
Total long-term debt	$64,563	$72,179

The weighted average interest rate of all debt excluding the capital lease debt was 7.00% and 6.36% d 5.00% for fiscal years 2007, 2006 and 2005, respectively.

The Company's Amended and Restated Credit Agreement (the "Amended Credit Agreement") provide e Company with borrowing capacity in the form of a five-year $125,000 revolving credit facility and a five- ur term loan of $50,000, each maturing January 2010. The balance of the term loan at October 31, 2007 and 2 6 was $22,500 and $32,500, respectively.

Under the Amended Credit Agreement, the Company has the option to select the applicable interest e based upon two indices—a Base Rate, as defined in the Amended Credit Agreement, or the Eurodollar rate s adjusted by the Eurocurrency Reserve Percentage, if any ("LIBOR"). The selected index is combined wi a designated margin from an agreed upon pricing matrix. The Base Rate is the greater of the LaSalle Bank publicly announced prime rate or the Federal Funds effective rate plus 0.5% per annum. LIBOR is the published Bloomberg Financial Markets Information Service rate. At October 31, 2007, the interest rate for the revolving credit facility and the term loan was LIBOR plus 1.75%. The margins for the revolving credit facility and the term loan have increased from the margins in place at October 31, 2006 as a result of funds borrowed under the Amended Credit Agreement to pay a special dividend that was declared by the Board of Directors of the Company on December 20, 2006 and paid on January 19, 2007 to shareholders of record as of January 5, 2007. The declaration of such a dividend was permissible due to a further amendment of the Amended Credit Agreement to specifically exclude up to $41,000 paid as a special dividend from the fixed coverage ratio.

Borrowings under the Amended Credit Agreement are collateralized by a first priority security interest in substantially all of the tangible and intangible property of the Company and its domestic subsidiaries and 65% of the stock of foreign subsidiaries.

The Amended Credit Agreement requires the Company to observe several financial covenants. At October 31, 2007, the covenants required a minimum fixed coverage ratio of 1.25 to 1.00, a maximum leverage ratio of 2.75 to 1.00 and a minimum net worth equal to the sum of $100,000 plus 50% of consolidated net income since October 31, 2004. The Amended Credit Agreement also establishes limits for additional borrowings, dividends, investments, acquisitions or mergers and sales of assets. At October 31, 2007, the Company was in compliance with the covenants under the Amended Credit Agreement.

Borrowings under the revolving credit facility must be repaid in full in January 2010. Repayments of borrowings under the term loan began in March 2005 in equal quarterly installments of $2,500 with the final payment due on December 31, 2009. The Company may prepay the borrowings under the revolving credit facility and the term loan without penalty.

The Amended Credit Agreement specifies that upon the occurrence of an event or condition deemed to have a material adverse effect on the business or operations of the Company, as determined by the administrative agent of the lending syndicate or the required lenders, as defined, of 51% of the aggregate commitment under the Amended Credit Agreement, the outstanding borrowings become due and payable. However, the Company does not anticipate at this time any change in business conditions or operations that could be deemed as a material adverse change by the lenders.

In July 2007, the Company entered into a finance agreement with an insurance broker for various insurance policies that bears interest at a fixed rate of 5.79% and requires monthly payments of $84 through April 2008. In July 2006, the Company entered into a finance agreement with an insurance broker for various insurance policies that bore interest at a fixed rate of 6.67% and required monthly payments of $103 through April 2007. As of October 31, 2007 and 2006, $496 and $508, respectively, remained outstanding under these agreements and were classified as current debt in the Company's consolidated balance sheet.

In June 2004, the Company issued a $2,000 promissory note to the State of Ohio related to specific machinery and equipment at one of the Company's Ohio facilities. The promissory note bore interest at 1% for the first year of the term and 3% per annum for the balance of the term, with interest only payments for the first year of the term. Principal payments began in August 2005 in the amount of $25, and monthly principal payments continue thereafter increasing annually until July 2011, when the loan matures. The Company may prepay this promissory note without penalty.

During fiscal 2006, the Company entered into two two-year note agreements with a bank to finan the purchase of equipment that the Company formerly leased. The notes bear interest at 6.56% and (1%, respectively, and require monthly payments of $55 and $81, respectively, through December 2007 and rch 2008. In addition, the Company entered into a two-year capital lease agreement in the amount of $4 for computer software.

Scheduled repayments under the terms of the Amended Credit Agreement plus repayments of other d for the next five years and beyond are listed below:

Year	Credit Agreement	Other Debt	Total
2008	$10,000	$1,411	$11,411
2009	10,000	342	10,342
2010	53,600	351	53,951
2011	—	270	270
2012	—	—	—
2013 and thereafter	—	—	—
Total	$73,600	$2,374	$75,974

After considering letters of credit of $5,654 that the Company has issued, available funds und the Amended Credit Agreement were $68,246 at October 31, 2007. Overdraft balances were $17,071 and $22, at October 31, 2007 and 2006, respectively, and are included in accounts payable in the Company's accompa ng consolidated balance sheets.

Assets under capital leases, which consist primarily of telephone hardware and equipment and softwa are accounted for in accordance with SFAS No. 13, "Accounting for Leases," as amended, using interest tes appropriate at the inception of the lease. Future minimum lease payments for these assets under capital lea as of October 31, 2007 are as follows:

2008	$ 81
2009	2
Total minimum obligations	83
Less interest	—
Present value of net minimum obligations	83
Current portion	81
Long-term portion	$ 2

Note 8—Operating Leases

The Company leases material handling, manufacturing and office equipment under operating leases ith terms that ranged from three to ten years at inception. The leases do not include step rent provisions, escal on clauses, capital improvement funding or other lease concessions that qualify the leases as a contingent i tal under the definition of paragraph 5(n) of SFAS 13, as amended by SFAS 29. Also, the leases do not incl a variable related to a published index. The Company's operating leases are charged to expense over the se term, on a straight-line basis, in accordance with SFAS 13.

The longest lease term of the Company's current leases extends to December 2013. Rent expense under operating leases for fiscal years 2007, 2006 and 2005 was $3,888, $5,342 and $6,696, respectively. Future minimum lease payments under operating leases are as follows at October 31, 2007:

2008	$2,542
2009	2,496
2010	2,194
2011	1,999
2012	1,977
2013	1,813

Note 9—Employee Benefit Plans

The Company maintains pension plans covering most employees. The Company also provides an unfunded postretirement health care benefit plan for approximately 180 employees and their dependents. The measurement date for the Company's employee benefit plans coincides with its fiscal year end, October 31.

On October 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required the Company to recognize the funded status of its defined benefit pension and postretirement benefit plans in the October 31, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87 and SFAS No. 106, all of which were previously netted against the plans' funded status in the Company's consolidated balance sheet in accordance with the provisions of SFAS No. 87 and SFAS No. 106. These amounts will be subsequently recognized as net periodic benefit cost in accordance with the Company's historical accounting policy for amortizing these amounts. In addition, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income upon the adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company's consolidated balance sheet at October 31, 2007 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company's consolidated statement of income, and it will not effect the Company's operating results in subsequent periods.

	At October 31, 2007		
	Prior to Adopting SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported at October 31, 2007
Assets			
Other assets	$ 1,533	$ (523)	$ 1,010
Total assets	341,633	(523)	341,110
Liabilities and Shareholders' Equity:			
Deferred income taxes	19,314	(3,443)	15,871
Pension and postretirement benefit liabilities	(3,293)	9,202	5,909
Accumulated other comprehensive income, net of tax	(5,879)	(6,282)	(12,161)
Total liabilities and shareholders' equity	$341,633	$ (523)	$341,110

During the first quarter of fiscal 2007, the Company announced the freezing of benefits under it ash balance retirement plan that includes all non-bargaining employees. As a result of this decision, the cash b nce retirement plan no longer accrues current service costs effective January 31, 2007. Benefit obligations ied through January 31, 2007 by plan members will remain and will continue to accrue interest and v in accordance with the plan's vesting requirements, with 100% vesting achieved after five years of servic The Company recorded a curtailment loss of $552 in the fourth quarter of fiscal 2006, included in cost of sal and selling, general and administrative expenses in the accompanying consolidated statement of operations d a reduction of $657 in projected benefit obligation.

In addition to the cash balance plan curtailment, in fiscal 2006 the Company recorded a curtailme oss related to the reduction of the work force of the Company's Cleveland Stamping facility. See Note 2 of the otes to consolidated financial statements.

Obligations and Funded Status
At October 31

	Pension Benefits		Other Post Re ment Benefi	
	2007	2006	2007	)6
Change in benefit obligation:				
Benefit obligation at beginning of year	$(69,406)	$(67,122)	$(1,122)	$ 161)
Service cost	(1,465)	(3,573)	(8)	(12)
Interest cost	(3,858)	(3,627)	(63)	(62)
Amendments and settlements	2,054	657		86
Actuarial gain (loss)	2,078	817	243	445)
Benefits paid	3,719	3,442	70	472
Benefit obligation at end of year	(66,878)	(69,406)	(880)	122)
Change in plan assets:				
Fair value of plan assets at beginning of year	55,129	46,388	—	—
Actual return on plan assets	7,673	6,435	—	—
Employer contributions	2,650	5,748	70	472
Benefits paid	(1,850)	(3,442)	(70)	472)
Effect of settlement	(1,984)	—	—	—
Fair value of plan assets at end of year	61,618	55,129	—	—
Funded status, benefit obligations in excess of plan assets	$ (5,260)	(14,277)	(880)	$ 122)
The following represents the funded status of the pension and post retirement benefit plans at October 31, 2006:				
Unrecognized:				
Transition obligation		42		—
Prior service cost		1,036		235)
Unrecognized actuarial loss		24,232		214
Prepaid (accrued) benefit cost before adjustment for minimum liability		11,033		143)
Adjustment to recognize minimum liability		(25,310)		—
Accrued benefit cost		$(14,277)		$ 143)

Amounts recognized in the consolidated balance sheets consist of:

	Pension Benefits	Other Post Retirement Benefits
	2006	2006
Prepaid benefit costs	$ 11,033	$ —
Accrued benefit costs	—	(143)
Intangible assets	(1,078)	—
Accumulated other comprehensive income	(24,232)	—
Net amount recognized	$(14,277)	$(143)

	Pension Benefits	Other Post Retirement Benefits
	2007	2007
Noncurrent assets	$ 354	$ —
Current liabilities	(526)	(59)
Noncurrent liabilities	(5,088)	(821)
Accumulated other comprehensive income	(18,109)	(740)
Net amount recognized	$(23,369)	$(1,620)

The following table summarizes the activity in the pension and post-retirement accounts during fiscal 2007, segregated between ordinary activity and the effects of the implementation of SFAS No. 158:

Pension and Post Retirement Account Activity	Balance 10/31/2006	2007 Activity	Pre-SFAS 158 Balance	SFAS 158	Balance 10/31/2007
Intangible asset	$ 1,078	$ (201)	$ 877	$ (877)	$ —
Pension asset (overfunded status)	—	—	—	354	354
Current liability	(6,433)	5,848	(585)	—	(585)
Long-term liability	(7,987)	11,280	3,293	(9,202)	(5,909)
Other comprehensive income (pre-tax)	24,232	(15,108)	9,124	9,725	18,849
Tax effect—long term deferred tax	8,453	(5,208)	3,245	3,443	6,688
Other comprehensive income (net of tax)	15,779	(9,900)	5,879	6,282	12,161

The above amounts are recorded in the liabilities section of the consolidated balance sheets as follows:

	Pension Benefits		Other Post Retirement Benefits	
	2007	2006	2007	2006
Other accrued expenses	$ (526)	$ (6,433)	$ (59)	$ —
Long-term benefit liabilities	(5,088)	(7,844)	(821)	(143)
Total	$(5,614)	$(14,277)	$(880)	$(143)

Information for pension plans with an accumulated benefit obligation in excess of plan assets at October 31, 2006:

Projected benefit obligation	$69,406
Accumulated benefit obligation	69,406
Fair value of plan assets	55,129

Components of Net Periodic Benefit Cost

	Pension Benefits			Other Post Retireme Benefits		
	2007	2006	2005	2007	2006	05
Service cost	$ 1,465	$ 3,573	$ 3,462	$ 8	$ 12	41
Interest cost	3,858	3,627	3,491	63	62	58
Expected return on plan assets	(4,160)	(3,669)	(3,156)	—	—	-
Amortization of prior service cost	99	323	331	(173)	(169)	58)
Amortization of transition loss	18	86	86	—	—	-
Plan curtailments	411	1,426	—	—	—	-
Plan amendments	—	—	42	—	—	-
Amortization of net actuarial loss	1,006	2,203	1,730	168	149	25
Net periodic benefit cost	$ 2,697	$ 7,569	$ 5,986	$ 66	$ 54	56

The Company expects to recognize in the consolidated statement of income the following amounts that ll be amortized from accumulated other comprehensive income in fiscal 2008:

	Pension Benefits	Other Post Retirement Benefits
Amortization of net actuarial loss	$644	$ 194
Amortization of transition loss	18	—
Amortization of prior service cost	90	(173)

The Company has recognized the following pre-tax actuarial losses, prior service costs and transition obligations in accumulated other comprehensive income at October 31, 2007:

	Pension Benefits	Other Post Retirement Benefits
Net actuarial loss	$17,232	$ 2,802
Transition loss	25	—
Prior service cost	852	(2,062)
Accumulated other comprehensive income	$18,109	$ 740

Additional Information

	Pension Benefits		Other Post Retiren Benefits	
	2007	2006	2007	2
Increase (decrease) in minimum liability included in other comprehensive income	$15,108	$(5,880)	N/A	N
Increase (decrease) due to adoption of SFAS 158	(8,985)	—	(740)	N
Amount recognized in other comprehensive income, before taxes	$ 6,123	$(5,880)	$(740)	N

Assumptions

Weighted-average assumptions used to determine benefit obligations at October 31	Pension Benefits		Other Post Retirement Benefits	
	2007	2006	2007	2006
Discount rate	6.00%	5.77%	6.0%	5.77%
Rate of compensation increase	4.50%	4.50%	—	—

Weighted-average assumptions used to determine net periodic benefit costs for years ended October 31	Pension Benefits			Other Post Retirement Benefits		
	2007	2006	2005	2007	2006	2005
Discount rate	5.77%	5.50%	6.00%	5.77%	5.50%	6.00%
Expected long-term return on plan assets	7.25-7.50%	7.25-7.50%	7.25-8.00%	—	—	—
Rate of compensation increase	4.50%	4.50%	4.50%	—	—	—

These assumptions are used to develop the projected obligation at fiscal year end and to develop net periodic benefit cost for the subsequent fiscal year. Therefore, for fiscal 2007, the assumptions used to determine net periodic benefit costs were established at October 31, 2006, while the assumptions used to determine the benefit obligations were established at October 31, 2007.

The Company determines the annual rate of return on pension assets by first analyzing the composition of its asset portfolio. Historical rates of return are applied to the portfolio. The Company's outside investment advisors and actuaries review the computed rate of return. Industry comparables and other outside guidance are also considered in the annual selection of the expected rates of return on pension assets.

Assumed health care trend rates at October 31	2007	2006
Health care cost trend rate assumed for next year	8.0%	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2010	2010

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plan. A one-percentage point change in assumed healthcare cost trend rates would have the following effects at October 31, 2007:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	$ 5	$ (5)
Effect on post retirement obligation	$72	$(67)

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Act") added a new Part D benefit providing for prescription drug benefits under Medicare, and providing a subsidy to plan sponsors who determine that the prescription drug benefits under their plan are at least "actuarially equivalent" to the new Medicare Part D benefit. The Medicare Act was effective January 1, 2006. The Company has directed existing retirees who are eligible for benefits under the Company's post retirement health care plan to elect for Part D coverage with Medicare as the primary provider and the Company as the secondary provider. As a result, the Company did not elect to receive the subsidy available under the Medicare Act. As a result of directing existing retirees to elect Part D coverage with Medicare and the annual adjustment to contributory amou that retirees pay toward the cost of post retirement health coverage, the Company recorded a reduction the Company's benefit obligation for other post retirement benefits during fiscal 2005.

Plan Assets

The Company has established a targeted asset allocation percentage by asset category and rebalan the assets of each plan when pension contributions are funded. The Company's pension plan weighted-averag sset allocations at October 31, 2007 and 2006, by asset category and comparison to the target allocation perc age are as follows:

	Target Allocation Percentage	Plan Assets at October 3	
		2007	2006
Asset Category			
Equity securities	40-60%	68%	65%
Debt securities	40-60%	23%	26%
Real estate	0-10%	9%	9%
Total	100%	100%	100%

The Company's investment policy for assets of the plans is to obtain a reasonable long-term urn consistent with the level of risk assumed. The Company also seeks to control the cost of funding the plans thin prudent levels of risk through the investment of plan assets and the Company seeks to provide diversifica n of assets in an effort to avoid the risk of large losses and to maximize the return to the plans consistent with rket and economic risk.

Cash Flows

Contributions

The Company expects to contribute $526 to its pension plans in fiscal 2008, compared to $2,650 fun d in fiscal 2007. The plan freezes that occurred in fiscal 2007, combined with investment performance resu l in improved funding ratios of pension plan assets to liabilities, which lowered the expected contribution lev for fiscal 2008.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected be paid:

	Pension Benefits	Other Benefits
2008	$ 2,950	$ 59
2009	3,080	55
2010	3,140	59
2011	3,270	62
2012	3,700	55
2013-2017	22,000	332

In addition to the defined benefit plans described above, the Company maintains a number of d ned contribution plans. Under the terms of the plans, eligible employees may contribute a selected percentage o heir base pay. The Company matches a percentage of the employees' contributions up to a stated percentage, subject to statutory limitations. During fiscal 2007, the Company began automatically enrolling new employees in the defined contribution plan as well as automatically increasing employee contributions by 1% annually, unless the employee opts out of the enrollment or contribution increases. Additionally, the Company increased the match of employee contributions to 100% of the first 3% of employee deferrals, and to contribute an additional 50% of deferrals of 4-5% of employee contributions. In addition, the Company may make a discretionary profit sharing contribution on an annual basis. The Company recorded expense of $1,418, $661 and $621 during fiscal years 2007, 2006 and 2005, respectively, for its defined contribution plans.

During 1997, the Company initiated a Supplemental Executive Retirement Plan ("SERP") for key employees of the Company. Currently, the former SERP is in effect for one retired key employee. Compensation expense relating to this plan was $152, $138 and $126 in fiscal 2007, 2006 and 2005, respectively. The benefits accrued under this plan were $257 and $409 at October 31, 2007 and 2006, respectively.

Note 10—Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares of Common Stock outstanding during the period. In addition, the shares of Common Stock issuable pursuant to stock options outstanding under the Company's Amended and Restated 1993 Key Employee Stock Incentive Plan are included in the diluted earnings per share calculation to the extent they are dilutive. For the years ended October 31, 2007 and 2006, 128 and 12, stock options, respectively, were excluded from the computation of diluted earnings per share because they were anti-dilutive. There were no anti-dilutive stock options at October 31, 2005. The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share computation for net income (loss) per share:

	Years Ended October 31,		
	2007	2006	2005
	(Amounts in thousands, except per share data)		
Net income	$ 9,550	$ 7,118	$26,752
Add: Effect of the redemption of formerly issued and outstanding preferred shares	—	—	197
Net income available to common stockholders	$ 9,550	$ 7,118	$26,949
Basic weighted average shares	16,348	16,078	15,915
Effect of dilutive securities:			
Stock options	133	351	506
Diluted weighted average shares	16,481	16,429	16,421
Basic earnings per share	$ 0.58	$ 0.44	$ 1.69
Diluted earnings per share	$ 0.58	$ 0.43	$ 1.64

Note 11—Stock Options and Incentive Compensation

1993 Key Employee Stock Incentive Plan

The Company maintains the Amended and Restated Key Employee Stock Incentive Program (the "Incentive Plan"), which authorizes grants to officers and other key employees of the Company and its subsidiaries of (i) stock options that are intended to qualify as incentive stock options, (ii) nonqualified stock options and

(iii) restricted stock awards. An aggregate of 1,700,000 shares of Common Stock at an exercise price e al to 100% of the market value on the date of grant, subject to adjustment upon occurrence of certain events to j vent dilution or expansion of the rights of participants that might otherwise result from the occurrence of such ents, has been reserved for issuance upon the exercise of stock options. An individual award is limited to 5 ,000 shares in a five-year period.

Non-qualified stock options and incentive stock options have been granted to date and all options hav een granted at market price at the date of grant. Options expire over a period not to exceed ten years from the e of grant and vest ratably over a three year period. A summary of option activity under the plan follows:

	Number of Shares Under Option	Weight Avera Optio Price
Outstanding at November 1, 2004	688,255	$ 2.9
Granted	41,000	$13.0
Exercised	(43,463)	$ 4.5
Canceled	(20,501)	$ 7.3
Outstanding at October 31, 2005	665,291	$ 3.3
Granted	—	—
Exercised	(406,562)	$ 2.3
Canceled	(4,002)	$ 7.5
Outstanding at October 31, 2006	254,727	$ 4.8
Granted	156,000	$14.7
Exercised	(41,150)	$ 5.8
Canceled	(9,335)	$10.7
Outstanding at October 31, 2007	360,242	$ 8.8

There were 191,909 options exercisable as of October 31, 2007 with a weighted average exercise p of $3.79. At October 31, 2007 options outstanding and options exercisable both had an intrinsic value of $ 49. Options that have an exercise price greater than the market price on October 31, 2007 were excluded fr the intrinsic value computation. The intrinsic value of options exercised during fiscal 2007 was $409.

The following table provides additional information regarding options outstanding as of October 31, 2 :

Exercise Prices	Options Outstanding	Exercise Price of Options Outstanding and Options Exercisable	Options Exercisable	Weighted Average Remaining Contractual Life
$1.70	147,062	$ 1.70	147,062	4.83
$3.75	3,000	$ 3.75	3,000	3.10
$4.67	1,169	$ 4.67	1,169	5.99
$8.96	17,011	$ 8.96	17,011	6.99
$13.06	36,000	$13.06	23,667	7.99
$14.74	156,000	$14.74	—	9.29
Totals	360,242		191,909	

For the fiscal years ended October 31, 2007 and 2006, the Company recorded compensation expense r ted to the stock options currently vesting, effectively reducing income before taxes and net income by $41 nd

$321, respectively. The impact on earnings per share was a reduction of $.01 per share, basic and diluted, for the fiscal years ended October 31, 2007 and 2006. The total compensation cost related to nonvested awards not yet recognized as of October 31, 2007 and 2006 is a total of $1,046 and $324, respectively, which will be recognized over the next three fiscal years.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants awarded during fiscal years 2007 and 2005:

	2007	2005
Risk-free interest	4.70%	4.45%
Dividend yield	0.00%	0.00%
Volatility factor—market	68.88%	72.23%
Expected life of options—years	6.0	6.0

Based upon the preceding assumptions, the weighted average fair values of stock options granted during fiscal years 2007 and 2005 were $9.68 and $8.79 per share, respectively. There were no options granted in fiscal year 2006.

President and Chief Executive Officer Employment Agreement

In accordance with the five-year employment agreement between the Company and the President and Chief Executive Officer, in January 2007 the Company liquidated the assets of its rabbi trust, realizing a gain of $243 included in other income in the accompanying consolidated statement of operations. The proceeds of the liquidation were used to fund the supplemental executive retirement plan for the President and Chief Executive Officer in the amount of $1,868.

Executive Incentive Bonus Plans

The Company maintains a Senior Management Bonus Plan (the "Management Plan") to provide the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President and Chief Technology Officer, the Vice President of Manufacturing Operations and the Vice President of Sales and Business Development incentives for superior performance. The Management Plan, which was approved by the stockholders of the Company and is administered by the Compensation Committee of the Board of Directors, entitles the executives to be paid a cash bonus based upon the attainment of objective performance criteria established annually by the Compensation Committee. For fiscal 2007 and 2006, the Compensation Committee established performance goals based on the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA"), entitling these executives to be paid a bonus based upon varying percentages of their respective base salaries and the level of achievement of EBITDA in relation to the target established by the Compensation Committee. For fiscal 2007 and 2006, these executives are entitled to receive an aggregate of $574 and $528 under the Management Plan, respectively.

The Company maintains a Short-Term Incentive Plan (the "Bonus Plan"), which provides annual incentive bonuses to its eligible employees (other than those employees that participate in the Management Plan). The Bonus Plan provides for an aggregate bonus pool as determined annually by the Compensation Committee and approved by the Board of Directors. Payments are made to participants of the Bonus Plan based upon the achievement of defined objectives. In the case of corporate executives eligible for the Bonus Plan, 65% of the incentive depends upon meeting the goals for Company performance and 35% of the incentive depends upon specific goals established by the Chief Executive Officer. Finally, in the case of the remaining employees eligible for the Bonus Plan, 35% of the incentive depends upon meeting the operating targets of the employees' op ting unit established by the Chief Executive Officer, 35% is based upon attaining the corporate goals for Co any performance and 30% of the incentive depends upon specific goals as established by the Chief Executive C cer. During fiscal 2007, 2006 and 2005 $988, $1,067 and $1,270 was approved and provided under the Bonus F ı.

Note 12—Income Taxes

Income (loss) before income taxes consists of the following:

	Years Ended October 31,		
	2007	2006	2005
Domestic	$20,292	$12,342	$33,638
Foreign	(3,207)	(2,100)	1,087
Total	$17,085	$10,242	$34,725

The components of the provision for income taxes from continuing operations were as follows:

	Years Ended October 31,		
	2007	2006	2005
Current:			
Federal	$ 9,022	$ 7,361	$4,88
State and local	674	(975)	1,36
Foreign	137	291	72
Total current	9,833	6,677	6,97
Deferred:			
Federal	(2,724)	(2,923)	2,49
State and local	431	(285)	(942
Foreign	(5)	(345)	(550
Total deferred	(2,298)	(3,553)	998
	$ 7,535	$ 3,124	$7,973

Temporary differences and carryforwards which give rise to deferred tax assets and liabilities were comprised of the following:

	Years Ended October 31,	
	2007	2006
Deferred tax assets:		
Accrued workers' compensation	$ 1,272	$ 1,355
Bad debt reserves	205	1,290
Inventory reserves	1,257	802
State income tax grants, credits and loss carryforwards	1,367	1,535
Accrued vacation reserves	386	493
Post retirement benefits	310	50
Pension obligations	1,795	3,338
Foreign net operating loss	1,273	578
Restructuring charges	91	274
Personal property taxes	1,385	1,537
Litigation reserve	1,774	995
Tax credits in foreign countries	1,261	—
Other reserves	1,207	1,025
Goodwill amortization	677	836
	14,260	14,108
Less: Valuation allowance	(3,335)	(1,418)
Total deferred tax assets	10,925	12,690
Deferred tax liabilities:		
Fixed assets	(19,770)	(22,068)
Prepaid expenses	(335)	(343)
Other	—	(85)
Net deferred tax liability	$ (9,180)	$ (9,806)
Change in net deferred tax liability:		
Provision for deferred taxes	$ 2,298	$ 3,553
Other	8	(4)
Components of other comprehensive income:		
Rabbi trust and hedge	85	(82)
Pension and post retirement benefits	(1,765)	(2,146)
Total change in net deferred tax liability	$ 626	$ 1,321

During October 2007, the Mexican Congress passed the Initiative to Amend the Tax Coordination Law and Income Tax Law. Effective January 1, 2008, a flat tax will supplement the regular income tax. In conjunction with this law change, a deferred tax asset for Mexican tax credits in the amount of $1,261 was recorded. While future projections for taxable income and ongoing prudent and feasible tax planning strategies have been considered in assessing the need for the valuation allowance, the Company believes that it is more likely than not that the tax credits will not be fully realized. Therefore, a valuation allowance in the amount of $1,261 has been recorded.

In July 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN No. 48, which clarifies FASB Statement No. 109 "Accounting for Income Taxes." FIN No. 48 establishes the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company's financial statements. On initial appl tion, FIN No. 48 will be applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more likely than not recognition threshold at the adoption date will be recogn d or continue to be recognized. The cumulative effect of applying FIN No. 48 will be reported as an adjust nt to retained earnings at the beginning of the period in which it is adopted.

FIN No. 48 is effective for fiscal years beginning after December 15, 2006, and will be adopted the Company on November 1, 2007. The Company is continuing to evaluate the impact that FIN No. 48 cou have on its financial position and results of operations when adopted and the Company estimates, at this time, t the adoption could result in a charge to beginning retained earnings at November 1, 2007, in the ra of approximately $1,500 to $2,500.

During the second quarter of fiscal 2006, the Company recognized a benefit in the tax provision of ,488 related to state tax credits. In previous fiscal years, the Company had provided a reserve related to th Ohio Manufacturer's Grant (formerly known as the Ohio Machinery and Equipment Credit) due to the unc inty regarding the realization of such tax credits. In September 2005, the United States Court of Appeals for th ixth Circuit ruled that this credit was unconstitutional. This ruling was appealed to the U.S. Supreme Co On May 15, 2006, the U.S. Supreme Court dismissed the Sixth Circuit Court's ruling. As a result of t U.S. Supreme Court's action, the Ohio Machinery and Equipment credit remains constitutional and the Co any, therefore, eliminated the reserves related to this issue.

A valuation allowance of approximately $3,335 remains at October 31, 2007 for deferred tax assets ose realization remains uncertain at this time. The comparable amount of the valuation allowance at Octo 31, 2006 was $1,418. The net increase in the valuation allowance of $1,917 relates to an increase of $1,261 tax credits associated with foreign jurisdictions, a $771 increase related to foreign net operating losses, d a decrease of $115 related to state and city operating loss carryforwards.

While future projections for taxable income and ongoing prudent and feasible tax planning strategie ave been considered in assessing the need for the valuation allowance, the Company believes that it is more ely than not that its deferred assets will not be fully realized and that the tax valuation allowance is appropr . In the event the Company were to determine that it would be able to realize some or all of its deferred tax a s in the future in excess of their recorded amount, an adjustment to the deferred tax asset valuation allowance uld increase income in the period such determination was made. Likewise, should the Company determine t it would not be able to realize its deferred tax assets in the future, an adjustment to the valuation allowance uld be charged to income in the period such determination was made.

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	Years Ended October 3		
	2007	2006	200
Federal income tax at statutory rate	35.0%	35.0%	35.
State and local income taxes, net of federal benefit	5.1	4.2	3.
Valuation allowance change	11.5	(13.4)	(8.
Effect of state law change on net deferred tax position	—	4.6	(3.
Net operating loss benefit and reversal of contingencies	—	(2.0)	(3.
Domestic production activities deduction	(1.7)	(3.2)	—
Research credit	(4.7)	—	—
Executive compensation	3.2	—	—
Tax credits in foreign countries	(7.4)	—	—
Other, with no individual item exceeding 1.5%	3.1	5.3	—
Effective income tax rate	44.1%	30.5%	23.

During fiscal 2007, the Company generated an additional foreign net operating loss benefit of $900, which will expire in 2017. The pre-existing net operating loss benefit of approximately $400 will expire in 2016. The Company has various state and local net operating loss and tax credit carryforward benefits. As of October 31, 2007 and 2006, the Company has state and local net operating loss carryforward benefits of $1,077 and $1,303 expiring during the period of 2008 through 2027. Additionally, the Company has state tax credit carryforward benefits of $65 at October 31, 2007 that will expire during the period of 2020 through 2022. As of October 31, 2006, the state tax credit carryforward benefit was $217.

Shiloh paid income taxes, net of refunds, of $5,318, $9,857 and $5,485 in 2007, 2006 and 2005, respectively. U.S. income taxes and foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries because it is expected such earnings will be permanently reinvested in the operations of such subsidiaries. It is not practical to determine the amount of income tax liability that would result had such earnings been repatriated. As of October 31, 2007, there were no undistributed foreign subsidiary earnings.

Note 13—Related Party Transactions

The Company had sales to MTD Products Inc and its affiliates of $27,446, $35,034 and $31,620 for fiscal years 2007, 2006 and 2005, respectively. At October 31, 2007 and 2006, the Company had receivable balances of $2,138 and $3,670, respectively, due from MTD Products Inc and its affiliates, and payable balances of $53 and $117, respectively, due to MTD Products Inc and its affiliates.

In August 2007, the Company sold machinery that was fully depreciated to MTD Consumer Group Inc. As a result of the sale, a $200 gain was recorded to equity to capture the difference between the sale price and the net book value of the machinery.

Note 14—Business Segment Information

The Company conducts its business and reports its information as one operating segment—Automotive Products. The Chief Executive Officer of the Company has been identified as the chief operating decision maker as he has final authority over performance assessment and resource allocation decisions. In determining that one operating segment is appropriate, the Company considered the nature of the business activities, the existence of managers responsible for the operating activities and information presented to the Board of Directors for its consideration and advice. Furthermore, the Company is a full service manufacturer of first operation blanks, engineered welded blanks, complex stampings and modular assemblies predominately for the automotive and heavy truck markets. Customers and suppliers are substantially the same among operations, and all processes entail the acquisition of steel and the processing of the steel for use in the automotive industry.

Revenues from the Company's Mexican subsidiary were $10,837, $19,264 and $37,924 for fiscal 2007, 2006 and 2005, respectively. These revenues represent 2%, 3% and 6% of total revenues for fiscal years 2007, 2006 and 2005, respectively. Long-lived assets consist primarily of net property, plant and equipment. Long-lived assets of the Company's foreign subsidiary totaled $17,436 and $18,686 at October 31, 2007 and 2006, respectively. The consolidated long-lived assets of the Company totaled $200,855 and $223,827 at October 31, 2007 and 2006, respectively.

The Company derived greater than 10% of its revenues from General Motors in fiscal 2007, 2006 and 2005 with $238,275, $246,535, and $260,164 in revenues, respectively.

Revenues derived from the Company's products were as follows:

	Years Ended October 31,		
	2007	2006	2005
Complex stampings and modular assemblies	$209,202	$222,947	$219,0
Engineered welded blanks	238,938	229,450	247,6
Blanking	90,202	111,134	119,5
Tools, dies, steel processing, scrap, and other	52,072	56,844	48,3
Total	$590,414	$620,375	$634,5

Revenues of geographic regions are attributed to external customers based upon the location of th ntity recording the sale.

Note 15—Quarterly Results of Operations (Unaudited)

October 31, 2007	First Quarter	Second Quarter	Third Quarter	Fourtl Quart
Revenues	$147,625	$155,917	$132,988	$153,8
Gross profit	11,588	15,576	12,467	17,5
Operating income (loss)	3,973	6,168	4,582	9,4
Net income (loss)	1,482	2,051	1,677	4,3
Net income (loss) per share basic	.09	.13	.10	.
Net income (loss) per share diluted	.09	.12	.10	.
Weighted average number of shares:				
Basic	16,331	16,351	16,354	16,3
Diluted	16,484	16,477	16,481	16,4

October 31, 2006	First Quarter	Second Quarter	Third Quarter	Fourtl Quarte
Revenues	$145,745	$172,154	$144,584	$157,8
Gross profit	16,434	19,408	12,227	10,1
Operating income	8,815	10,949	3,294	(7,1
Net income	4,575	7,353	1,209	(6,0
Net income per share basic	.29	.46	.07	(0.
Net income per share diluted	.28	.45	.07	(0.
Weighted average number of shares:				
Basic	15,949	15,967	16,129	16,2
Diluted	16,422	16,467	16,475	16,2

In preparing the Company's financial statements in accordance with accounting principles ge ally accepted in the United States of America, management has made assumptions and estimates that aff the reported amounts of assets and liabilities at the date of the financial statements and the reported amo s of revenues and expenses during the reporting periods. During the fourth quarter of fiscal 2006, the Co any recorded several transactions described elsewhere in the notes to consolidated financials statements. ese included asset impairment and restructuring charges (Note 2), adoption of FIN 47 (Note 6), pensio plan curtailment charges (Notes 2 and 9), provision for contingencies (Note 16) and the resolution of a conti ncy (Note 16). These adjustments amounted to an unfavorable amount of $7,108, net of tax benefit. During the urth quarter of fiscal 2007 and 2006, the Company refined its estimates and assumptions for several asset and l ility accounts. As a result, the Company recorded net favorable adjustments of $666, net of tax, in the fourth rter of fiscal 2007 and net unfavorable adjustments of $255, net of tax, in the fourth quarter of 2006. For fiscal 2007 and 2006, these adjustments were normal recurring adjustments of accrued estimates and adjustments related to sales discounts, worker's compensation, medical insurance, pension, professional fees, contingencies and incentive compensation. None of these adjustments individually were material in relation to the net income of each fiscal year.

Note 16—Commitments and Contingencies

In the fourth quarter of fiscal 2006, the Company addressed several legal matters that advanced toward resolution during the fourth quarter in a manner adverse to the Company's position.

In connection with the bankruptcy of a steel supplier the Company had asserted that its obligations to the supplier were properly offset by amounts that the supplier owed to the Company. The Company's position was not sustained in court proceedings and as a result the Company and the supplier negotiated a settlement of $907 in September 2006 that was recorded in the fourth quarter of fiscal 2006 in selling, general and administrative expenses in the accompanying consolidated statement of operations.

In November 1999, the Company acquired the assets associated with the automotive division of MTD Products Inc. The Ohio Tax Commissioner (the "Commissioner") disputed the fair market value assigned by the Company to the purchased assets. Accordingly, the Commissioner claimed that the Company owed an additional amount of personal property tax for such assets. The Company appealed the Commissioner's decision to the Ohio Board of Tax Appeals, but in July 2006, the Board of Tax Appeals upheld the Commissioner's decision. Management of the Company strongly disagrees with the position of the Commissioner and the Board of Tax Appeals and the Company has presented its appeal of the decision of the Board of Tax Appeals to the Ohio Supreme Court. A decision of the Ohio Supreme Court is not expected until late in fiscal 2008. The Company, however, has carefully considered the probability of an adverse ruling and as a result has provided an accrual of $2,324 included in cost of sales in the accompanying consolidated statement of operations during the fourth quarter of fiscal 2006.

Previous management of the Company had entered an alleged purchase commitment with a supplier for the purchase of certain equipment. The supplier sued the Company for failure to fulfill the obligations under the alleged commitment. During the fourth quarter of fiscal 2006, a jury found in favor of the supplier and awarded the supplier damages and pre-judgment interest amounting to $2,726. The Company is appealing this decision, and the Ohio Supreme Court has agreed to hear the Company's appeal. A date for the Company's appeal has not been established. However, considering the adverse decision the Company evaluated the probable outcome upon appeal and provided an accrual of $2,726 representing damages plus pre-judgment interest. This amount was charged to selling, general and administrative expenses in the accompanying consolidated statement of operations for fiscal 2006.

In the fourth quarter of fiscal 2006, the Company negotiated a settlement of demurrage claims with rail service carriers that the carriers had asserted. The carriers' claims were resolved for $335 in the accompanying consolidated statement of operations for fiscal 2006.

During the second quarter of fiscal 2007, a jury verdict was entered against Shiloh Industries, Inc., VCS Properties, LLC, Shiloh Corporation, and Sectional Stamping, Inc. in the United States District Court in Akron, Ohio following a jury trial in a claim by the bankruptcy estate of Valley City Steel, LLC relating to the Company's sale of certain assets in 2001 (the "Valley City Steel Litigation"). Valley City Steel, LLC claimed that the sale of certain assets to Valley City Steel, LLC, in connection with the creation of the joint venture in which the Company was a minority shareholder, amounted to a constructive fraudulent conveyance under Ohio law. The plaintiff also alleged that certain amounts were due and owing on account to Valley City Ste LLC. The jury rendered a verdict on the constructive fraudulent conveyance claims of approximately $1,693 gainst Shiloh Industries, Inc., approximately $1,693 against VCS Properties, LLC and approximately $1,292 gainst Shiloh Corporation. The jury also held that Sectional Stamping, Inc. owed the bankruptcy estate of Val City Steel, LLC approximately $261 on account. Shiloh Industries, Inc., VCS Properties, LLC and Shiloh Cor ation believe that the verdicts relating to the constructive fraudulent conveyance claims are contrary to the f s and the law and have filed post-trial motions including a motion for a new trial and other relief. They will vi ously appeal any final constructive fraudulent conveyance judgments if the court denies the post-trial motic . The Company believes that there are valid grounds to reverse, or reduce the damages applicable to, the portio f any final judgments relating to the constructive fraudulent conveyance claims on appeal. However, there ca be no assurance that the appeals will be successful. As a result, during the second quarter of fiscal 2007, the C npany provided a reserve of $2,070 for this matter based upon management's estimate of the probable outcom of the legal decisions possible in this case. Offsetting this legal reserve, the Company recorded a credit $799, representing the difference between liabilities that the Company had accrued as payable to Valley Ci Steel, LLC and the payment of $261 to the bankruptcy estate of Valley City Steel, LLC as a result of the jury's erdict against Sectional Stamping, Inc.

In addition to the matters discussed above, the Company is a party to several lawsuits and claims a ng in the normal course of its business. In the opinion of management, the Company's liability or recovery any, under pending litigation and claims, other than those matters discussed above, would not materially a ct its financial condition, results of operations or cash flows.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company's disclosure controls and procedures based on the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have not identified any material weakness in its internal controls over financial reporting and have concluded that the Company's disclosure controls and procedures are effective. See Management's Report on Internal Control Over Financial Reporting herein.

There have been no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Company

Information with respect to Directors of the Company is set forth in the Proxy Statement under the heading "Election of Directors," which information is incorporated herein by reference. Information required by Item 401 of Regulation S-K regarding the executive officers of the Company is included in Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant" as permitted by Instruction 3 to Item 401(b) of Regulation S-K. Information required by Item 405 of Regulation S-K is set forth in the Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance," which information is incorporated herein by reference.

The Company has adopted a code of ethics that applies to its President and Chief Executive Officer, Chief Financial Officer and Corporate Controller as well as the other officers, directors and managers of the Company in accordance with the Marketplace Rules of the Nasdaq Stock Market.

Item 11. Executive Compensation

Information with respect to executive compensation is set forth in the Proxy Statement under the heading "Election of Directors" and under the heading "Compensation of Executive Officers," which information is incorporated herein by reference (except for the Compensation Committee Report on Executive Compensation and the Comparative Stock Performance Graph).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management is set forth in the Proxy Statement under the heading "Beneficial Ownership of Common Stock," which information is incorporated herein by reference.

Summary of Equity Compensation Plans

Shown below is information concerning all equity compensation plans and individual comp sation arrangements in effect as of October 31, 2007.

Plan Category	Equity Compensation Plan Information		
	Number of Securities To Be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of :urities Rema ng Availab for Future I ance Under ity Compensa Plans
Equity compensation plans approved by security holders	360,242	$8.85	575,
Equity compensation plans not approved by security holders	—	—	—
Total	360,242	$8.85	575,

For additional information regarding the Company's equity compensation plans, refer to the disc ion in Note 11 to consolidated financial statements.

Item 13. Certain Relationships and Related Transactions

Information with respect to certain relationships and related transactions is set forth in the Proxy S ement under the heading "Election of Directors—Compensation Committee Interlocks and Insider Participa n and Certain Relationships and Related Transactions," which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to principal accountant fees and services is set forth in the Proxy Stateme under the heading "Principal Accountant Fees and Services," which information is incorporated herein by refer e.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this Annual Report on Form 10-K under Item 8.

1. Financial Statements.

Management's Report on Internal Control Over Financial Reporting
Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at October 31, 2007 and 2006.
Consolidated Statements of Operations for the three years ended October 31, 2007.
Consolidated Statements of Cash Flows for the three years ended October 31, 2007.
Consolidated Statements of Stockholders' Equity for the three years ended October 31, 2007.
Notes of Consolidated Financial Statements.

2. Financial Statement Schedule. The following consolidated financial statement schedule of the Company and its subsidiaries and the report of the independent accountant thereon are filed as part of this Annual Report on Form 10-K and should be read in conjunction with the consolidated financial statements of the Company and its subsidiaries included in the Annual Report on Form 10-K.

SCHEDULE II

SHILOH INDUSTRIES, INC.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Bala[illegible] at End [illegible]ear
Valuation allowance for accounts receivable				
Year ended October 31, 2007	$ 680	$ 653	$ 648	$ [illegible]5
Year ended October 31, 2006	$1,302	$ 247	$ 869	$ [illegible]0
Year ended October 31, 2005	$1,546	$ 659	$ 903	$1,[illegible]2
Valuation allowance for deferred tax assets				
Year ended October 31, 2007	$1,418	$2,032(2)	$ 115	$3,[illegible]5
Year ended October 31, 2006	$2,792	$ 243	$1,617(1)	$1,[illegible]3
Year ended October 31, 2005	$6,398	$ 107	$3,713(1)	$2,[illegible]2

Schedules not listed above have been omitted because they are not applicable or are not required [illegible]he information required to be set forth therein is included in the consolidated financial statements or notes there[illegible]

---

(1) The deductions of $1,617 and $3,713 in 2006 and 2005, respectively, represent a reversal of the val[illegible]on reserve and a benefit in the fiscal 2006 and 2005 tax provision as discussed in Note 12 of the no[illegible] to consolidated financial statements.

(2) The additions of $2,032 in fiscal year 2007 represents increases in the valuation reserve for the foreig[illegible]net operation losses and tax credits as discussed in Note 12 of the notes to consolidated financial statement[illegible]

3. Exhibits. The exhibits listed in the accompanying Exhibit Index and required by Item 601 of Regul[illegible]on S-K (numbered in accordance with Item 601 of Regulation S-K) are filed as part of this Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2007

SHILOH INDUSTRIES, INC .

By: /s/ THEODORE K. ZAMPETIS
Theodore K. Zampetis
President and Chief Executive Officer

By: /s/ STEPHEN E. GRAHAM
Stephen E. Graham
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and the capabilities and on the dates indicated.

Signature	Title	Date
/s/ THEODORE K. ZAMPETIS **Theodore K. Zampetis**	President and Chief Executive Officer and Director (Principal Executive Officer)	December 20, 2007
/s/ STEPHEN E. GRAHAM **Stephen E. Graham**	Chief Financial Officer (Principal Accounting and Principal Financial Officer)	December 20, 2007
* **Curtis E. Moll**	Chairman and Director	December 20, 2007
* **Cloyd Abruzzo**	Director	December 20, 2007
* **George G. Goodrich**	Director	December 20, 2007
* **David J. Hessler**	Director	December 20, 2007
* **Gary A. Oatey**	Director	December 20, 2007
* **John J. Tanis**	Director	December 20, 2007
* **Dieter Kaesgen**	Director	December 20, 2007
* **Robert J. King, Jr.**	Director	December 20, 2007

* The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K pursuant to the Powers of Attorney executed by the above-named officers and Directors of the Company and filed with the Securities and Exchange Commission on behalf of such officers and Directors.

By: /s/ STEPHEN E. GRAHAM
Stephen E. Graham, Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description
3.1(i)	Restated Certificate of Incorporation of the Company is incorporated herein by reference to :hibit 3.1(i) of the Company's Annual Report on Form 10-K for the fiscal year ended October : 1995 (Commission File No. 0-21964).
3.1(ii)	Certificate of Designation, dated December 31, 2001, authorizing the issuance of 100,000 s es of Series A Preferred Stock, par value $.01, is incorporated herein by reference to Exhibit 3 .i) of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2001 (Commission File No. 0-21964).
3.1(iii)	Amended and Restated By-Laws of the Company, dated December 13, 2007.
4.1	Specimen certificate for the Common Stock, par value $.01 per share, of the Company is incorporated herein by reference to Exhibit 4.1 of the Company's Annual Report on Forr 0-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
4.3	Registration Rights Agreement, dated June 22, 1993, by and among the Company, MTD Pr ıcts Inc and the stockholders named therein is incorporated herein by reference to Exhibit 4.3 the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
10.1*	Amended and Restated 1993 Key Employee Stock Incentive Plan (as Amended and Restate ıs of December 12, 2002) is incorporated herein by reference to Exhibit A of the Company's I xy Statement on Schedule 14A for the fiscal year ended October 31, 2002 (Commission File No. 0-21964).
10.2*	Form of Incentive Stock Option Agreement is incorporated herein by reference to Exhibit 1 : of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2004 (Commission File No. 0-21964).
10.3*	Form of Nonqualified Stock Option Agreement is incorporated herein by reference to Exhil 10.3 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 20 (Commission File No. 0-21964).
10.4	Transitional Services Agreement, dated October 31, 1999, by and among the Company, Shi ı Automotive, Inc. and MTD Products Inc is incorporated herein by reference to Exhibit 1 1 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 (Commission File No. 0-21964).
10.5	Operating Agreement for Valley City Steel LLC, dated July 31, 2001, by and among Vikin teel, Valley City Steel Company and Valley City Steel-779, LLC, is incorporated herein by re ence to Exhibit 10.14 of the Company's Annual Report on Form 10-K for the fiscal year ende October 31, 2001 (Commission File No. 0-21964).
10.6	Joint Development Agreement, dated June 4, 2001, by and between the Company and Pullı ı Industries, Inc., is incorporated herein by reference to Exhibit 10.15 of the Company's A ıal Report on Form 10-K for the fiscal year ended October 31, 2001 (Commission File No. (1964).
10.7*	Employment Agreement, including Forms of Option Agreement, Supplemental Executive Retirement Plan and Noncompetitive Agreement, between Shiloh Industries, Inc. and Th lore K. Zampetis, dated February 1, 2002, is incorporated herein by reference to Exhibit 10.1 the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2002 (Comm ion File No. 0-21964).

Exhibit No.	Description
10.8	Cognovit Promissory Note, dated May 9, 2002, on behalf of Shiloh Industries, Inc. payable to Dieter Kaesgen, is incorporated herein by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2002 (Commission File No. 0-21964).
10.9	Cognovit Promissory Note, dated May 9, 2002, on behalf of Shiloh Industries, Inc. payable to Curtis E. Moll, is incorporated herein by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2002 (Commission File No. 0-21964).
10.10	Manufacturing Supply Arrangement, dated May 10, 2002, between MTD Products Inc and Shiloh Corporation, is incorporated herein by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2002 (Commission File No. 0-21964).
10.11	Manufacturing Supply Arrangement, dated May 10, 2002, between MTD Products Inc and Shiloh Automotive, Inc., is incorporated herein by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2002 (Commission File No. 0-21964).
10.12	Credit and Security Agreement, dated January 15, 2004, among the Company and the lenders party thereto, LaSalle Bank National Association as lead arranger and administrative agent, National City Bank as co-lead arranger and syndication agent and KeyBank National Association as documentation agent, is incorporated herein by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (Commission File No. 0-21964).
10.13*	Indemnification Agreement, dated July 2, 1993, by and between the Company and Robert L. Grissinger (with an attached schedule identifying the directors and officers of the Company that have entered into an identical agreement) is incorporated herein by reference to Exhibit 10.10 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
10.14	Amended and Restated Credit Agreement, dated January 18, 2005, among the Company, the other loan parties thereto, LaSalle Bank National Association as lead arranger and administrative agent, National City Bank and KeyBank National Association as co-syndication agents and Citizens Bank of Pennsylvania and U.S. Bank National Association as co-documentation agents is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on January 24, 2005 (Commission File No. 0-21964).
10.15	Shiloh Industries, Inc. Senior Management Bonus Plan is incorporated herein by reference to Exhibit B of the Company's Proxy Statement on Schedule 14A for the fiscal year ended October 31, 2004 (Commission File No. 0-21964).
10.16	Change in Control Severance Agreement between Theodore K. Zampetis and Shiloh Industries, Inc., dated February 5, 2007, is incorporated herein by reference to Exhibit 10.16 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.
10.17	Change in Control Severance Agreement between Stephen E. K. Graham and Shiloh Industries, Inc., dated February 5, 2007, is incorporated herein by reference to Exhibit 10.17 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.
10.18	Change in Control Severance Agreement between James F. Keys and Shiloh Industries, Inc., dated February 5, 2007, is incorporated herein by reference to Exhibit 10.18 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.
10.19	Change in Control Severance Agreement between Anthony M. Parente and Shiloh Industries, Inc., dated February 5, 2007, is incorporated herein by reference to Exhibit 10.19 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.

Exhibit No.	Description
10.20	Change in Control Severance Agreement between James R. Walker and Shiloh Industries, Ini dated February 5, 2007, is incorporated herein by reference to Exhibit 10.20 of the Company's Q rterly Report on Form 10-Q for the quarter ended April 30, 2007.
10.21	Indemnification Agreement between Directors and Officers and Shiloh Industries, Inc., dated February 5, 2007, is incorporated herein by reference to Exhibit 10.21 of the Company's Q terly Report on Form 10-Q for the quarter ended April 30, 2007.
14.1	Shiloh Industries, Inc. Code of Conduct, approved by the Company's Board of Directors on February 17, 2004 is incorporated herein by reference to Exhibit 14.1 of the Company's Ai al Report on Form 10-K for fiscal year ended October 31, 2004 (Commission File No. 0-219(
21.1	Subsidiaries of the Company.
23.1	Consent of Grant Thornton LLP.
23.2	Consent of Deloitte & Touche LLP.
24.1	Powers of Attorney.
31.1	Principal Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Ac 2002.
31.2	Principal Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Si anes-Oxley Act of 2002.

* Reflects management contract or other compensatory arrangement required to be filed as an exhibit :suant to Item 15 (b) of this Report.

Shiloh Industries, Inc.

DIRECTORS OF THE COMPANY

Curtis E. Moll
is Chairman and CEO of MTD Holdings Inc and MTD Products Inc, a privately held manufacturer of outdoor power equipment. Mr. Moll is Chairman of the Board.

Theodore K. Zampetis
is President and CEO of Shiloh Industries, Inc.

Cloyd J. Abruzzo
is retired. Prior to his retirement, he was President and CEO of Stoneridge, Inc., a global designer and manufacturer of specialty electrical components and systems for the automotive and commercial vehicle markets.

George G. Goodrich
is the Executive in Residence at the Boler School of Business at John Carroll University.

David J. Hessler
is a Senior Partner in the law firm of Wegman, Hessler & Vanderburg. Mr. Hessler is Secretary of Shiloh Industries, Inc.

Dieter Kaesgen
is Special Assistant to the Chairman of the Board of MTD Products Inc and the President and Vice Chairman of the Board of MTD Holdings Inc.

Robert J. King, Jr.
is Senior Managing Director, FSI Group, Inc., a diversified financial services company.

Gary A. Oatey
is the Chariman and CEO of the Oatey Company, a manufacturer of plumbing products.

John J. Tanis
is retired. Prior to his retirement, he was the Chairman, President and CEO of United Screw and Bolt Corporation, a manufacturer of metal stampings and plastic components.

COMMON STOCK

The common stock of Shiloh Industries, Inc. is traded on the Nasdaq National Market under the symbol "SHLO". As of close of business on January 22, 2008, there were approximately 104 stockholders of record for the common stock. On December 20, 2006 the Board of Directors of the Company declared a special dividend in the amount of $2.50 per share payable on January 19, 2007 to the shareholders of record as of January 5, 2007. Prior to this special dividend, the Company had not declared or paid any cash dividends on its Common Stock since its incorporation in April 1993. After payment of the special dividend the Company intends to retain earnings and does not anticipate paying Common Stock dividends in the foreseeable future.

EXECUTIVE OFFICERS OF THE COMPANY

Theodore K. Zampetis
President and CEO

Stephen E. Graham
Chief Financial Officer

James F. Keys
Senior Vice President and Chief Technology Officer

Anthony M. Parente
Vice President, Manufacturing Operations

ANNUAL MEETING

Date: March 19, 2008
Time: 10 a.m.
Place: MTD Products Inc Lodge
5309 Grafton Road
Valley City, Ohio 44280

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
Cleveland, Ohio

TRANSFER AGENT AND REGISTRAR

National City Bank
Shareholder Services
P.O. Box 92301
Cleveland, Ohio 44193-0900
Phone: 800.622.6757

FORM 10-K AND FURTHER INFORMATION

A copy of the annual report on Form 10-K as filed with the Securities and Exchange Commission may be obtained by writing to:

Stephen E. Graham
Chief Financial Officer
880 Steel Drive
Valley City, Ohio 44280
Phone: 330.558.2600
Fax: 330.558.2670


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SHILOH

SHILOH INDUSTRIES, INC.

Corporate Headquarters
880 Steel Drive
Valley City, OH 44280